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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              POST-EFFECTIVE

                              AMENDMENT NO. 1

                                    TO
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             SEAGATE SOFTWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                DELAWARE                               77-0397623
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
     INCORPORATION OR ORGANIZATION)

             915 DISC DRIVE                              95066
       SCOTTS VALLEY, CALIFORNIA                       (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
                OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (408) 438-6550

                               ----------------

  Securities to be registered pursuant to Section 12(b) of the Act: None

  Securities to be registered pursuant to Section 12(g) of the Act:

                                        Series A Preferred Stock, $.001 par
                                        value per share
                                        Common Stock, $.001 par value per share

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

CERTAIN FORWARD-LOOKING INFORMATION

  The information contained in this Registration Statement includes forward-looking statements. Since this information is based on current expectations which involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements. Various important factors known to Seagate Software, Inc. that could cause such material differences are identified in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Future Operating Results" contained in Item 2 of this Registration Statement. Certain sections of this Registration Statement have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

ITEM 1. BUSINESS

GENERAL

  Seagate Software, Inc. (the "Company" or "Seagate Software") was incorporated in Delaware in November 1993. The Company is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. ("Seagate Technology" or the "Parent Company"). The Company develops, markets and supports software products and provides related services through two business units. The Information Management Group ("IMG") business unit offers business intelligence products that support the access, analysis, reporting and delivery of enterprise data, and the Network and Storage Management Group ("NSMG") business unit offers infrastructure management products that support the management of Information Technology ("IT") systems.

  The Company's products and services are designed to provide users with more reliable and productive access to and use of critical information and increase the manageability and reliability of computing systems. The Company's offerings include products for query and reporting, on line analytical processing ("OLAP"), data backup and restoration and network management for a variety of computing environments, including Windows, Windows NT, NetWare and UNIX. The Company also offers professional services, including consulting and training programs.

PRODUCTS

  BUSINESS INTELLIGENCE PRODUCTS

  The delivery of valuable information to decision makers presents continued challenges to users within complex data intensive organizations. Seagate Software offers high performance data access, reporting, information sharing and OLAP tools designed to provide simple ways to obtain timely and relevant information.

  The Company's IMG business unit offers business intelligence products that enable organizations to better leverage their corporate data investments. These products bring database and data warehouse information to enterprise desktops and enable users to identify business trends, analyze complex information, create timely reports and make informed decisions. The Company's principal business intelligence products include the following:

  . Seagate Crystal Reports--A client/server report writing application introduced in 1992.

  . Seagate Crystal Info--A three tier client/server workgroup decision support application designed for automated information sharing introduced in 1995.

  . Seagate Holos--A comprehensive development environment engineered for building large-scale custom business intelligence applications, such as OLAP introduced in 1988.

  INFRASTRUCTURE MANAGEMENT PRODUCTS

  The management of networking and data storage functions presents continued challenges to IT professionals responsible for maintaining complex computing environments. The Company's NSMG business unit offers IT systems infrastructure management products that enable organizations to manage and optimize resources across different platforms, automate systems management tasks and processes and simplify the management of disparate systems. These products provide features such as powerful backup protection, user friendly administration functions and the flexibility to accommodate a wide range of network and storage technologies. Such products are scalable from the desktop to the enterprise. Over 50 percent of the Company's revenues are derived from the sale of NSMG's network and storage management products, the majority of which was derived from sales of the Seagate Backup Exec product. In fiscal 1997, the Company's principal NSMG products included the following:

  . Seagate Backup Exec--A comprehensive backup and restore program for servers and desktops introduced in 1993.

  . Seagate Desktop Management Suite--An integrated product suite featuring network inventory, software distribution, backup and remote control introduced in 1996.

  . Seagate NerveCenter--A rules-based event management application that correlates network and system events and initiates corrective actions introduced in 1994.

  The Company believes that its principal business intelligence and infrastructure management products are in their early stages of technological development and that continued revenue growth will depend on new product releases and upgrades to existing products. The Company has released upgrades or new versions of each of the above listed products within the last six months. The Company continuously reviews its products to determine whether the Company should update or release a new version of each product and anticipates that it will make such a decision with respect to each of the above listed products prior to the end of such product's lifecycle.* Competitors could introduce new or upgrade existing products that could render the Company's products less marketable. See "Factors Affecting Future Operating Results--New Product Development and Technological Change" and "Competition" contained in
Item 2 of this Registration Statement.

  The Company provides its software products to customers under non-exclusive, non-transferable license agreements (including shrink-wrap licenses for certain products). As is customary in the software industry, in order to protect its intellectual property rights, the Company does not sell or transfer title to its software products to customers. The Company enters into both object-code only and source-code licenses of its products. Under the Company's current standard end user license agreement, licensed software may be used solely for the customers' internal operations and only at specified sites, which may be comprised of a stand-alone computer, a single network server with multiple terminals or multiple network servers with multiple terminals.


RESEARCH AND DEVELOPMENT

  The Company incurred research and development expenses of approximately $42,842,000, $36,897,000 and $21,152,000 in 1997, 1996 and 1995, respectively.
Certain of the research and development expenses, which have not been material to date, are funded by the Company's customers. The Company is pursuing its product development objectives by continuing its emphasis on internally developing new software products and product enhancements, acquiring products, technologies and businesses complementary to the Company's existing product lines and forming alliances with leading technology companies.* The Company has formed separate in-house development teams to integrate acquired products and technologies into existing product lines.

--------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are strongly encouraged to review the section entitled "Factors Affecting Future Operating Results" commencing on page 13, for a discussion of factors that could affect future performance. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

SALES AND MARKETING

  The Company employs a multi-faceted sales strategy. The Company utilizes direct sales forces, and certain indirect sales channels, such as distributors and original equipment manufacturer ("OEM") relationships for sales of its selected products to end users. These distributors and OEMs may also sell other products that are complementary to or compete with those of the Company. The Company provides sales and marketing programs to encourage the sale of its products, but there can be no assurance that its distributors and OEMs will not place a higher priority on competing products. Agreements with its distributors and OEMs are generally non exclusive and may be terminated by either party without cause. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Future Operating Results."

  The Company generally markets its products domestically and overseas through a network of wholly-owned subsidiaries. These subsidiaries utilize authorized distributors and direct sales forces. The Company adapts certain products for foreign markets, including translation and documentation, and the Company prepares marketing and sales support programs accordingly.

  The Company's marketing efforts are designed to increase awareness and consideration of, and generate leads for, the Company's products. Marketing activities include print advertising in trade and technical publications, on-line advertising on the World Wide Web, cooperative marketing with distributors and resellers, participation in seminars and tradeshows, mailings to end users and other public relations efforts. The Company's marketing groups produce or oversee the production of substantially all of the on-line and print product literature, brochures, advertising and similar marketing and promotional material for the Company.

  Revenue from one third party customer, Ingram Micro Inc., accounted for 18% and 16% of the Company's total revenues in 1997 and 1996, respectively. In 1995, revenue from Seagate Technology was 11% of total revenues. Revenues from the Company's distributors and OEMs were 63%, 70% and 75% of total revenues during 1997, 1996 and 1995, respectively. Revenues outside of North America were 30%, 11% and 8% of total revenues during 1997, 1996 and 1995, respectively.

TECHNICAL SUPPORT AND MAINTENANCE

  The Company's technical support groups, located at various sites in the U.S., Canada and Europe, provide pre-sale, installation and post-sale support to current users and potential customers evaluating the Company's products. Certain technical support groups also offer seven-day, 24-hour toll-free telephone services. The Company believes that effective technical support during product evaluation substantially contributes to product acceptance, and that post-sale support has been, and will continue to be, a substantial factor in maintaining customer satisfaction.*

  The Company offers maintenance programs for certain of its software products, which may consist of product enhancements, updated products and technical support. Generally, customers renew maintenance and support on an annual basis by paying a maintenance fee. Maintenance revenue implicit in new product sales and recurring maintenance charges are recognized ratably over the period the maintenance and support services are to be provided.

COMPETITION

  The business intelligence and infrastructure management software markets in which the Company competes are comprised of numerous competitors, and the Company expects competition to increase.* The Company has recently experienced increased competition from additional entrants into its markets, including companies that specialize in the development, marketing and support of information management and network and storage management software products. Many of the Company's current and prospective competitors have significantly greater financial, technical and marketing resources than the Company. In addition, many prospective customers may have the internal capability to implement solutions to their problems.
--------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are strongly encouraged to review the section entitled "Factors Affecting Future Operating Results" commencing on page 13, for a discussion of factors that could affect future performance. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

  The competitive factors affecting the market for the Company's software products include the following: product functionality, performance and reliability; demonstrable economic benefits for users relative to cost; price; quality of customer support and user documentation and ease of installation; vendor reputation, experience and financial stability. The Company believes that it currently competes effectively with respect to these factors. The Company's ability to remain competitive will depend, to a great extent, upon its ongoing performance in the areas of product development and customer support.* To be successful in the future, the Company must respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings.* Performance in these areas will, in turn, depend upon the

Company's ability to attract and retain highly qualified technical personnel in a competitive market for experienced and talented software developers.* The Company also expects to continue its strategy of identifying and acquiring business intelligence and infrastructure management assets and technologies and businesses that have developed such products and technologies.*

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

  The Company by and through its predecessor companies, has been awarded four United States patents and has two United States and four foreign patent applications pending (representing multiple filings for certain technologies), two of which it intends to withdraw.* Because software technology changes rapidly, the Company believes that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and development of new products are generally more important than patent protection. The Company nevertheless believes that patents are of value to its business and intends to continue its efforts to obtain patents, when available, in connection with its research and development programs.* There can be no assurance that any patents obtained will provide substantial protection or be of commercial benefit to the Company, or that their validity will not be challenged.

  The Company's license agreements have restrictions in place to protect and defend the Company's intellectual property. The Company realizes that although it has incorporated these restrictions, there is a possibility for unauthorized use of its software. In addition to relying on these contractual rights, the Company is implementing a copyright registration program to establish and protect the Company's proprietary rights in its products, and has an ongoing trademark registration program in which it registers certain of its product names, slogans, and logos in the United States and some foreign countries.

EMPLOYEES

  As of June 27, 1997, the Company employed approximately 1,400 persons. The Company's success is highly dependent on its ability to attract and retain qualified employees. Competition for qualified employees is intense in the software industry. None of the Company's employees are represented by a labor union or is the subject of a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.


--------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are strongly encouraged to review the section entitled "Factors Affecting Future Operating Results" commencing on page 13, for a discussion of factors that could affect future performance. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

  The consolidated financial data with respect to the fiscal years ended June 27, 1997, June 28, 1996 and June 30, 1995 are derived from the audited Consolidated Financial Statements of the Company which are included elsewhere in this Registration Statement. The consolidated financial data set forth below with respect to the fiscal years ended July 1, 1994 and July 2, 1993 are derived from the Consolidated Financial Statements of the Company which are not included in this Registration Statement. The selected consolidated financial data set forth below as of October 3, 1997 and for the three months ended September 27, 1996 and October 3, 1997 were derived from unaudited condensed consolidated financial statements of the Company that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position at that date and results of operations for those periods. The results for the three months ended October 3, 1997 are not necessarily indicative of the results for any future period. The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Registration Statement and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                           THREE MONTHS ENDED                 FISCAL YEAR ENDED
                           -------------------  -------------------------------------------------
(IN THOUSANDS, EXCEPT      OCT. 3,   SEPT. 27,  JUNE 27,  JUNE 28,   JUNE 30,  JULY 1,   JULY 2,
SHARE AND PER SHARE DATA)    1997      1996       1997      1996       1995      1994      1993
-------------------------  --------  ---------  --------  ---------  --------  --------  --------
Net revenues............   $ 63,022  $ 51,463   $216,950  $ 141,586  $ 92,796  $ 30,696  $ 12,774
Gross profit............     49,226    39,837    169,161    112,567    70,417    23,556    10,776
Loss from operations....     (3,399)   (7,608)   (64,033)  (137,806)  (80,166)  (11,068)   (5,157)
Net loss................     (2,915)   (7,864)   (57,700)  (129,668)  (82,864)   (6,884)   (3,102)
Net loss per common
 share..................     (28.12)  (125.82)   (852.11)
Total assets............    133,679   143,594    143,594    201,598   101,928    20,854     3,746
Stockholders' equity....   $ 59,027  $ 61,618   $ 61,618  $ 115,602  $ 47,215  $  6,978  $    984
Weighted average common
 shares outstanding.....    103,659    62,500     67,714

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN FORWARD-LOOKING INFORMATION

  Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and contained elsewhere in this Registration Statement are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below in the sections entitled "Quarters Ended September 27, 1996 and October 3, 1997," "Fiscal Years 1995, 1996 and 1997," "Liquidity and Capital Resources" and "Factors Affecting Future Operating Results." Certain sections in this Registration Statement have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

OVERVIEW

  The Company is a majority-owned and consolidated subsidiary of Seagate Technology, a data technology company that provides products for storing, managing and accessing digital information on computer systems. The Company's revenues have been derived from the sale of software product licenses and related maintenance and support and training and consulting through two business units. The IMG business unit products support the access, analysis, reporting and delivery of enterprise data, and the NSMG business unit products support the management of IT systems infrastructures.

  The Company was incorporated in Delaware in November 1993 and commenced operations in May 1994 pursuant to Seagate Technology's acquisition of Crystal Computer Services, Inc. From May 1994 to June 1996, Seagate Technology acquired the ten software companies listed in the following table:

               SOFTWARE COMPANIES ACQUIRED BY THE PARENT COMPANY

  DATE ACQUIRED                 NAME OF COMPANY ACQUIRED              NATURE OF ACQUIRED COMPANY'S BUSINESS
  -------------                 ------------------------              -------------------------------------
May 1994................ Crystal Computer Services, Inc.         Management reporting software
August 1994............. Palindrome Corporation                  Data protection and management software for
                                                                 Novell NetWare platform networks and
                                                                 enterprise LANs
February 1995........... Network Computing, Inc.                 Network management software for Novell
                                                                 NetWare platform networks
March 1995.............. NetLabs, Inc.                           Network management software for UNIX
                                                                 platform networks
May 1995................ Frye Computer Systems, Inc.             Network management software for PC-LANs
June 1995............... Creative Interaction Technologies, Inc. Batch scheduling software for heterogeneous client/server computing
February 1996........... Arcada Holdings, Inc. (in connection    Data protection and storage management software
                         with the merger with Conner
                         Peripherals, Inc.)
March 1996.............. OnDemand Software, Inc.                 Network installation software
May 1996................ Calypso Software Systems, Inc.          Software for systems and applications
                                                                 management in complex distributed
                                                                 client/server networks
June 1996............... Holistic Systems, Ltd.                  OLAP-compliant, integrated business
                                                                 intelligence software

  Beginning in April 1996, Seagate Technology contributed ownership of its software product assets acquired pursuant to the acquisitions listed above, and its related subsidiaries, to Seagate Software. In connection with the contribution, the newly recapitalized Seagate Software issued preferred stock and common stock to Seagate Technology and its subsidiaries.

  As of June 27, 1997, Seagate Technology and its subsidiaries held 99.9% of the Company's outstanding capital stock. On a fully diluted basis, the outstanding minority interests of Seagate Software amount to approximately 9% of the Company and consist of the Company's Common Stock and options to purchase its Common Stock, held by certain employees and directors of the Company and Seagate Technology, issued pursuant to the Company's 1996 Stock Option Plan.

  The Company's historical results of operations reflect the operations of the above described software companies on a consolidated basis. Acquisitions accounted for as purchases are included in the Company's results of operations for the periods subsequent to the date of acquisition. The acquisitions of Crystal Computer Services, Inc. and Arcada Holdings, Inc. were accounted for as poolings-of-interests and their results of operations are included for all periods presented. Additionally, the results of operations include the recognition, as of the date of each acquisition, of Seagate Technology's basis in acquired assets, and the allocation to Seagate Software of certain expenses incurred by Seagate Technology for officer and employee salaries, rent and depreciation, legal, accounting, sales and marketing and general and administrative expenses.

  Historically, the Company's revenues have been generated primarily from distributors, direct sales to end users, large corporations and OEMs including Seagate Technology. The Company's revenue related to Parent Company transactions primarily consists of shipments to Seagate Technology's OEM tape drive divisions located in Costa Mesa, California and Scotland. The Company has also developed strategic relationships with a number of computer hardware manufacturers and packaged application software developers.

  The Company recognizes license revenues in accordance with American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition." Revenues from software license agreements are recognized at the time of product delivery, provided there are no significant vendor obligations remaining to be fulfilled and collectibility is probable. Typically, the Company's software licenses do not include significant ongoing vendor obligations. Therefore, the Company generally recognizes all revenues from software licenses in the period in which the product is delivered.

  Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the maintenance term, which is typically 12 months. Payments for maintenance fees are generally received in advance and recognized ratably. Service revenues from training and consulting are recognized when such services are performed.

  The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1997 ended on June 27, 1997, fiscal 1996 ended on June 28, 1996 and fiscal 1995 ended on June 30, 1995. All fiscal years comprised 52 weeks. Fiscal 1998 will be a 53-week year and will end on July 3, 1998. The quarter ended October 3, 1997 consisted of 14 weeks. All references to years represent fiscal years unless otherwise noted.

  Arcada Holdings, Inc., which was acquired by the Company pursuant to Seagate Technology's merger with Conner Peripherals, Inc., had a fiscal year which ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995 has been combined with the Company's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to the Company's fiscal year end, the Company's consolidated statement of operations for the year ended June 28, 1996 includes six months (July 1, 1995 through December 31, 1995) for Arcada which are also included in the Company's consolidated statement of operations for the year ended June 30, 1995.

FISCAL YEARS 1995, 1996 AND 1997

  REVENUES. Total revenues increased 53% from $141,586,000 in 1996 to $216,950,000 in 1997. The increase in licensing revenues was due in part to growth in the market for business intelligence and IT infrastructure management software products and related services, expansion of the Company's European distribution channels and market demand for NSMG's Backup Exec 6.0, a storage management product released in August, 1995 that supports Microsoft's Windows NT operating system. The increase in maintenance, support and other revenues was due in part to higher training and consulting revenues resulting from a larger customer base. Additionally, the 1997 results included a full year of operations for the 1996 acquisitions of OnDemand Software, Inc. and Holistic Systems, Ltd. These 1996 acquisitions accounted for increases in licensing, licensing from Seagate Technology and maintenance, support and other revenues of approximately $26,039,000, $842,000 and $14,758,000, respectively, in 1997 as compared with 1996.

  During 1997 the Company generated export revenues from the United States of approximately $44,129,000, that were denominated in U.S. dollars. Revenues and expenses from the Company's operations outside of North America were approximately $18,896,000 and $23,938,000, respectively, and were denominated in foreign currencies. The principal currency for such operations is the British pound. The Company believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.

  Total revenues increased 53% from $92,796,000 in 1995 to $141,586,000 in 1996. The increase in licensing revenues was due in part to growth in the market for business intelligence and IT infrastructure management software products and related services. Additionally, the 1996 results included a full year of operations for the 1995 acquisitions of Palindrome Corporation, Network Computing, Inc., Netlabs, Inc., Frye Computer Systems, Inc. and Creative Interaction Technologies. These 1995 acquisitions accounted for increases in licensing and maintenance, support and other revenues of approximately $15,350,000 and $2,240,000, respectively, in 1996 as compared with 1995. In 1996, the Company acquired OnDemand Software, Inc., Calypso Software, Inc. and Holistic Systems, Ltd. Revenues for the 1996 acquisitions are included from the dates of acquisition and accounted for increases in licensing and maintenance, support and other revenues of approximately $3,523,000 and $1,446,000, respectively, in 1996 as compared with none in 1995.

  COST OF REVENUES. The cost of revenues consists of the amortization of acquired developed technology, royalties, product packaging, documentation, duplication, production and the cost of maintenance, consulting support and other services. Acquired developed technology is amortized based on the greater of the straight-line method over its estimated useful life (30 to 60 months) or the ratio of current revenues to the total of current and anticipated future revenues. The cost of revenues increased from $29,019,000 in 1996 to $47,789,000 in 1997, representing 20% and 22% of total revenues, respectively. The majority of the increase in absolute dollars was due to an increase in the amortization of acquired developed technology due to a higher level of intangible assets and an increase in IMG's costs related to service revenues and related costs resulting from the inclusion of a full year of operations in 1997 of the 1996 acquisition of Holistic Systems, Ltd. Additionally, in 1997 the Company wrote-off and wrote-down certain developed technologies amounting to approximately $6,918,000 as a result of asset values that had become impaired based on the Company's phasing out of certain products.

  The cost of revenues increased from $22,379,000 in 1995 to $29,019,000 in 1996 representing 24% and 20% of total revenues, respectively. The majority of the increase in absolute dollars was due to an increase in the amortization of acquired developed technology due to a higher level of intangible assets.

  SALES AND MARKETING. Sales and marketing expenses consist primarily of personnel related expenses, advertising, sales and marketing promotions and customer technical support costs. Sales and marketing costs increased from $71,129,000 in 1996 to $107,706,000 in 1997, representing 50% of total revenues in both periods. The increase in absolute dollars was due to increased personnel, advertising and promotion costs necessary to support revenue growth and the expansion of the Company's European distribution channel. Additionally, the 1997 results included a full year of operations for the Company's 1996 acquisitions compared with a partial year of operations in 1996.

  Sales and marketing expenses increased from $38,495,000 in 1995 to $71,129,000 in 1996, representing 41% and 50% of total revenues, respectively. The majority of the increase in absolute dollars was due to increased personnel, advertising and promotion costs necessary to support revenue growth and expansion of the Company's distribution channels. Additionally, the 1996 results included a full year of operations for the Company's 1995 acquisitions and a partial year of operations for the 1996 acquisitions.

  RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of personnel related expenses, depreciation of development equipment and facilities and occupancy costs. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of the Company's products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant.

  Research and development expenses increased from $36,897,000 in 1996 to $42,842,000 in 1997, representing 26% and 20% of total revenues, respectively. The increase in absolute dollars was primarily due to increases in personnel and related expenses, new product development and localization costs, partially offset by facility consolidations and reductions in workforce within the NSMG business unit. Additionally, the 1997 results included a full year of operations for the Company's 1996 acquisitions compared with a partial year of operations in 1996.

  Research and development expenses increased from $21,152,000 in 1995 to $36,897,000 in 1996, representing 23% and 26% of total revenues, respectively. The increase in absolute dollars was primarily due to increases in personnel and related expenses and a greater number of development programs resulting from the acquisition of software companies. Additionally, the 1996 results included a full year of operations for the Company's 1995 acquisitions and a partial year of operations for the 1996 acquisitions.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel related expenses for finance, legal, information technology, human resources and general management, fixed asset provisions and outside services. Total general and administrative expenses increased from $22,852,000 in 1996 to $36,861,000 in 1997, representing 16% and 17% of total revenues, respectively. The increase in absolute dollars was primarily due to increases in personnel and related expenses and increases in corporate administrative expenses and information systems necessary to support the Company's growth. Additionally, the 1997 results included a full year of operations for the Company's 1996 acquisitions compared with a partial year of operations in 1996.

  General and administrative expenses increased from $13,086,000 in 1995 to $22,852,000 in 1996, representing 14% and 16% of total revenues, respectively. The increase in absolute dollars was primarily due to increases in personnel and related expenses, the establishment of corporate administrative facilities and cost sharing allocations from the Parent Company. Additionally, the 1996 results included a full year of operations for the Company's 1995 acquisitions and a partial year of operations for the 1996 acquisitions. Cost sharing allocations from the Parent Company increased approximately $1,161,000 primarily due to higher expense allocations for information technology costs and legal and accounting professional service fees necessary to support the Company's acquisition activities. Expense allocation amounts are determined based on values assigned to costs incurred directly by Seagate Technology on behalf of the Company. While the Company's expense allocation practices have remained consistent, such amounts have fluctuated based on the amount of general and administrative services provided by the Parent Company, offset by the Company's increased capacity to incur such costs directly.

  WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT. As a result of its acquisitions, the Company has acquired a number of projects and products that were considered in-process research and development on the date of acquisition. The Company determined that purchased in-process technology had not reached technological feasibility as no working model or detail program design existed at the time of purchase, and no alternative uses had been identified. Accordingly, in-process research and development was expensed when acquired.

  During 1997, total write-offs of in-process research and development were $2,613,000. The Company incurred this charge in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems, Ltd.

  During 1996, total write-offs of in-process research and development were $96,958,000, which consisted of $43,949,000 from the acquisition of the minority interest of Arcada Holdings, Inc., $35,892,000 from the June 1996 acquisition of Holistic Systems, Ltd., $8,900,000 from the acquisition of OnDemand Software, Inc., $5,400,000 from the acquisition of Calypso Software Systems, Inc. and $2,817,000 from the acquisition of Sytron Corporation, a data storage management software company that was acquired in July 1995 by Arcada Software, Inc., a majority-owned subsidiary of Arcada Holdings, Inc. Arcada Holdings, Inc. was acquired by the Company in connection with Seagate Technology's merger with Conner Peripherals, Inc. in February 1996.

  During 1995, total write-offs of in-process research and development were $73,177,000, which consisted of $42,980,000 from the acquisition of Palindrome Corporation, $8,900,000 from the acquisition of Frye Computer Systems, Inc., $7,500,000 from the acquisition of Netlabs, Inc., $5,700,000 from the acquisition of Creative
Interaction Technologies, $5,280,000 from the acquisition of Network Computing, Inc. and $2,817,000 from the acquisition of Sytron Corporation.

  AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over six to seven years. Other intangible assets consist of acquired trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete. Amortization of other intangibles, other than acquired developed technology, is provided based on the straight-line method over the respective useful lives of the assets ranging from one to five years.

  Amortization of goodwill and other intangibles increased from $13,035,000 in 1996 to $27,202,000 in 1997, representing 9% and 13% of total revenues, respectively. The increase in absolute dollars was primarily due to increased amortization expense on a higher level of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $10,259,000 based on shortfalls of estimated future cash flows.

  Amortization of goodwill and other intangibles increased from $4,673,000 in 1995 to $13,035,000 in 1996, representing 5% and 9% of total revenues, respectively. The increase in absolute dollars was primarily due to increased amortization expense on a higher level of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $2,157,000 based on the Company's decision to discontinue the use of a trademark and not to enforce a covenant not to compete.

  RESTRUCTURING. Restructuring charges were $9,502,000 in 1996 and $2,524,000 in 1997, representing 7% and 1% of total revenues, respectively. The restructuring charges were incurred in both years as a result of reorganizations and closures within the NSMG business unit for the reduction of personnel, write-off or write- down of equipment, intangibles and other assets, closure of duplicate facilities, fees for legal and accounting services, contract cancellations and other related expenses.

  UNUSUAL ITEMS. In connection with the June 1996 acquisition of Holistic Systems, Ltd. ("Holistic"), $18,000,000 of funds were placed in escrow pending the outcome of certain purchase price contingencies. Prior to the expiration of the contingency period, the Company elected to release the funds to the Holistic shareholders even though certain contingencies had not been met. Of the $18,000,000 total contingency payment, the Company recorded $13,446,000 as compensation expenses for amounts paid to former Holistic shareholders who were employees of the Company and recorded the remaining $4,554,000 paid to non-employee shareholders as additional purchase price. The $13,446,000 unusual item in 1997 represented 6% of total revenues.

  The Company released the funds prior to the expiration of the contingency period, because in order to position the IMG business unit for future growth and product development, the Company needed to begin an aggressive plan to integrate the operations of Holistic. These activities resulted in the diversion of the attention of certain Holistic employees from their responsibilities at Holistic. As such, Holistic's ability to achieve the purchase price contingencies necessary to trigger the $18,000,000 contingency payment was impaired. The Company believed that the Holistic employees should not be penalized, because they had sacrificed achievement of their individual goals in order to meet the overall needs of the Company. Accordingly, the Company elected to make the full payment of $18,000,000.

  INTEREST AND OTHER, NET. Total interest and other expense represented a net expense of $433,000 in 1995, $610,000 in 1996 and $2,381,000 in 1997,
representing 0.5%, 0.4% and 1.1% of total revenues, respectively. The increases in 1997 and 1996 were primarily due to interest expense on borrowings from Seagate Technology.

  INCOME TAXES. The Company recorded a $8,714,000 benefit from income taxes at an effective rate of 13% in 1997 compared with a $8,748,000 benefit from income taxes at an effective rate of 6% for 1996. The effective rate used to record the benefit from income taxes in each fiscal year was less than the statutory rate primarily from increases in the valuation allowance for deferred tax assets and charges in 1996 for in-process research and development for certain acquisitions that were not deductible for tax purposes.

  The Company recorded a $8,748,000 benefit from income taxes at an effective rate of 6% in 1996 compared with a $2,265,000 provision for income taxes in 1995 recorded at an effective rate of 3%. The effective rate used to record the benefit from income taxes in 1996 and provision for income taxes in 1995 was less than the statutory rate primarily from increases in the valuation allowance for deferred tax assets and charges for in-process research and development for certain acquisitions that were not deductible for tax purposes.

 LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its business acquisitions through cash purchases and issuances of equity securities funded by the Parent Company. Operations have been financed by cash flows from operating activities and borrowings from the Parent Company. Borrowings from the Parent Company were $28,971,000 and $32,991,000 at June 27, 1997 and June 28, 1996,
respectively. The Company pays interest of 6% per annum on such borrowings.

  Total cash was $12,085,000 and $7,595,000 at June 27, 1997 and June 28,
1996, respectively. This increase in cash was primarily due to an increase in cash provided by operating activities, but was offset in part by the Company's additions to property, equipment and leasehold improvements. The Company's cash is maintained in highly liquid operating accounts and primarily consists of bank deposits. At June 27, 1997 and June 28, 1996, the Company had working capital deficits of approximately $27,939,000 and $27,193,000, respectively.

  During the year ended June 27, 1997, the Company made investments in property and equipment totaling approximately $17,500,000 for new office facilities, leasehold improvements, computers, furniture and office equipment. The Company presently anticipates it will make investments in 1998 of approximately $10,692,000 in property and equipment and will fund such investments from existing cash balances and cash flows from operations.*

  Obligations under capital leases were $113,000 and $535,000 for 1997 and 1996, respectively. As of June 27, 1997, the Company did not have any material commitments for capital expenditures.

  The Company believes its current cash balances, its borrowings from the Parent Company and cash flows generated from the Company's operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.* Although operating activities may provide cash in certain periods, to the extent that the Company experiences growth in the future, the Company anticipates that operating and investing activities may use cash.* Consequently, any such growth will require the Company to obtain additional debt financing from Seagate Technology or alternative sources.* The Company believes that additional financing will be available from Seagate Technology at a reasonable cost.*

QUARTERS ENDED SEPTEMBER 27, 1996 AND OCTOBER 3, 1997

  REVENUES. The increase in licensing revenues over the comparable year-ago quarter was primarily due to an increase in the number of NSMG and IMG product licenses sold and expansion of the Company's direct and indirect sales forces. Indirect and direct revenues increased 25% and 16%, respectively, over the comparable year-ago quarter. Additionally, the Company experienced licensing revenue growth as a result of continued growth in the market for network and storage management products that support Microsoft's Windows NT operating system. The increase in maintenance, support and other revenues over the comparable year-ago quarter was primarily due to increases in training and consulting revenues resulting from a larger installed customer base.

  COST OF REVENUES. The increase in cost of revenues over the comparable year-ago quarter was primarily due to an increase in the cost of maintenance, support and other revenues resulting from expansion of the Company's professional services work force necessary to support the growth in training and consulting revenues. The decrease in the amortization of developed technology over the comparable year-ago quarter was primarily due to a lower level of intangible assets and the write-down during the comparable year-ago quarter of certain developed technologies amounting to approximately $800,000 as a result of asset values that had become impaired based on the Company's phasing out of certain products.

  SALES AND MARKETING. The increase in sales and marketing expenses over the comparable year-ago quarter was primarily due to expansion of the Company's sales force and increases in advertising, promotion and technical support costs necessary to support revenue growth. Such increases were partially offset by reductions in work force within the NSMG organization due to facility consolidations.

  RESEARCH AND DEVELOPMENT. The increase in research and development expenses over the comparable year-ago quarter was primarily due to increases in personnel and related expenses necessary to support new product development and localization costs. Such increases were partially offset by reductions in work force within the NSMG organization due to facility consolidations.

  GENERAL AND ADMINISTRATIVE. The increase in general and administrative expenses over the comparable year-ago quarter was primarily due to increases in personnel and related expenses necessary to support the Company's growth.

--------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Investors are strongly encouraged to review the section entitled "Factors Affecting Future Operating Results" commencing on page 13, for a discussion of factors that could affect future performance. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

  AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. The decrease in the amortization of goodwill and other intangibles over the comparable year-ago quarter was primarily due to a decrease in amortization expense based on a lower level of intangible assets.

  INTEREST EXPENSE. The increase in interest expense was primarily due to higher interest expense on outstanding borrowings under the Company's Loan Agreement with Seagate Technology.

  INCOME TAXES. The effective tax rate used to record the benefit for income taxes for the quarter ended October 3, 1997 was 17% compared with a 1% effective tax rate for the comparable year-ago quarter. The effective tax rate used to record the benefits for each quarter was less than the statutory rate primarily from increases in the valuation allowance for deferred tax assets and the amortization of goodwill which is not deductible for tax purposes.

 LIQUIDITY AND CAPITAL RESOURCES

  The Company's total cash was $9,175,000 and $12,085,000 as of October 3, 1997 and June 27, 1997, respectively. The decrease in cash was primarily due to acquisitions of property and equipment and a reduction in the Company's loan payable balance to Seagate Technology, partially offset by cash provided by operating activities. The Company's cash is maintained in highly liquid operating accounts and primarily consists of bank deposits.

  The Company's operations have been financed by cash flows from operating activities and borrowings from the Parent Company. Such borrowings are available to the Company under an intercompany Revolving Loan Agreement dated as of June 28, 1996, whereby the Parent Company finances certain of the Company's working capital requirements. The Loan Agreement provides for maximum borrowings of up to $60,000,000 and matures within two years and is extendable by mutual consent. Interest is paid to the Parent Company at the rate of 6% per annum. The loan balance was $27,435,000 as of October 3, 1997.

  During the three months ended October 3, 1997, the Company made investments in property and equipment totaling approximately $2,329,000 for new office facilities, leasehold improvements, computers, furniture and office equipment. The Company presently anticipates it will make investments in 1998 of approximately $12,600,000 in property and equipment and will fund such investments from existing cash balances and cash flows from operations.*

  The Company believes its current cash balances, its borrowings from the Parent Company and cash flows generated from the Company's operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.* Although operating activities may provide cash in certain periods, to the extent that the Company experiences growth in the future, the Company anticipates that operating and investing activities may use cash.* Consequently, any such growth will require the Company to obtain additional debt financing from Seagate Technology or alternative sources.* The Company believes that additional financing will be available from Seagate Technology at a reasonable cost.*

FACTORS AFFECTING FUTURE OPERATING RESULTS

  POTENTIAL FLUCTUATIONS IN ANNUAL AND/OR QUARTERLY OPERATING RESULTS. The Company's future results of operations may be subject to substantial future fluctuations. Because the Company has a relatively limited operating history and has recently increased its operations through acquisitions, the Company does not have a significant number of periods of relevant historical financial data upon which to base planned operating expenses. The Company's expense levels are therefore based in part on its expectations as to future revenues, which are
--------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Investors are strongly encouraged to review the section entitled "Factors Affecting Future Operating Results" commencing on page 13, for a discussion of factors that could affect future performance. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

difficult to accurately forecast due to its limited operating history. In addition, the Company operates with no backlog because its software products are generally shipped shortly after orders are received. Annual and/or quarterly sales and operating results therefore depend on the volume and timing of and the ability to fill orders received within a given quarter, and such factors are difficult to forecast. The Company recognizes a substantial portion of its revenue in the last month of each quarter and, therefore, may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels in a given year or quarter are below expectations, the Company's operating results may be materially adversely affected.

  The Company expects to experience significant fluctuations in annual and/or quarterly operating results based upon a number of factors including, but not limited to, (i) market acceptance of new products and product enhancements,
(ii) the Company's ability to develop, introduce and market new products and product enhancements in a timely fashion, (iii) the timing of large orders,
(iv) increased competition, (v) changes in pricing policies by the Company and/or its competitors, (vi) the Company's ability to control costs, (vii) the amount of one time charges incurred in future acquisitions, (viii) the Company's ability to integrate future acquisitions into its operations, (ix) technological changes in the Company's markets, (x) personnel changes and (xi) general economic factors. Because of these considerations, the Company believes that a period to period comparison of its operations is not necessarily meaningful and should not be relied upon as any indication of future performance.

  REVENUE CONCENTRATION. The Company derives a substantial majority of its revenues from a limited number of software products and anticipates that revenue from these products will continue to account for a majority of the Company's revenue in the foreseeable future. Broad market acceptance of such products is therefore critical to the Company's future success. New versions of these products have been introduced recently into the market, and failure to achieve broad market acceptance of these products as a result of competition, technological change or other factors would have a material adverse effect on the business, operating results and financial condition of the Company. The life cycle of these products is difficult to estimate, and the Company's future financial performance may depend in part on the successful development, introduction and market acceptance of new products, applications and product enhancements. There can be no assurance that the Company will continue to be successful in marketing its key products or any new products, applications or product enhancements.

  NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE. The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's future success will therefore depend on its ability to design, develop, test and support new software products and enhancements on a timely and cost effective basis. There can be no assurance that the Company will be successful in developing and marketing new products that respond to technological changes or that the Company's new products will achieve market acceptance. If the Company is unable for technological or other reasons to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition may be materially adversely affected. If potential new products are delayed or fail to achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected.

  RELIANCE ON SALES STAFF AND CHANNEL PARTNERS. The Company sells and supports its products through its sales staff and third party distributors and OEMs. The Company has made significant expenditures in recent years into the expansion of its sales and marketing force and plans to continue to expand its sales and marketing force. The Company's future success will depend in part upon the productivity of its sales and marketing force and the ability of the Company to continue to attract, integrate, train, motivate and retain new sales and marketing personnel. Competition for sales and marketing personnel in the software industry is intense. There can be no assurance that the Company will be successful in hiring and retaining such personnel in accordance with its plans. There can be no assurance that the Company's recent and other planned expenses in sales and marketing will ultimately prove to be successful or that the incremental revenue generated will exceed the significant incremental costs associated with these efforts. In addition, there can be no assurance that the Company's sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of the Company's current and potential competitors. If the Company is unable to develop and manage its sales and marketing force expansion effectively, the Company's business, operating results and financial condition would be materially adversely affected.

  The Company derives a substantial portion of its revenue from the marketing and distribution of its products by its distributors and OEMs. The Company's agreements with distributors and OEMs typically allow such resellers to carry product lines that are competitive with those of the Company and in many cases may be terminated by either party without cause. There can be no assurance that such distributors and OEMs will place high priority on the marketing of the Company's products or that they will continue to carry the Company's products. Loss of the Company's current distributors and OEMs or the inability to attract new distributors and OEMs could materially adversely affect the Company's business, operating results and financial condition.

  COMPETITION. The markets for the Company's products are highly competitive and characterized by rapidly changing technology and evolving standards. Increased competition can be expected to cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources for the development, promotion, sale and support of their products than the Company. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, network operating system vendors could introduce new or upgrade existing operating systems or environments that could render the Company's products obsolete and unmarketable. There can be no assurance that the Company will successfully compete against current or future competitors, or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

  DEPENDENCE ON KEY PERSONNEL. The Company's future performance depends to a significant degree upon the continued service of its key members of management as well as marketing, sales and product development personnel. The loss of one or more of the Company's key personnel would have a material adverse effect on the Company's business, operating results and financial condition. The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, marketing, sales and product development personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, assimilating and retaining them in the future.

  MANAGEMENT OF INTEGRATION AND GROWTH. The Company has recently expended substantial management resources in integrating its operations after a period characterized by a substantial number of acquisitions. In addition, the Company is in the process of expanding the geographic scope of its customer base and operations. This integration and expansion have resulted and will continue to result in substantial demands on the Company's management resources. The Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operations and customer support and financial control systems and to effectively expand, train and manage its employee base.

  RISK OF ACQUISITIONS. The Company has acquired numerous businesses and intends to enter into future business combinations and acquisitions of complementary companies, products and technologies, although there can be no assurance that suitable companies, divisions or products will be available for acquisition. Such acquisitions are inherently subject to certain risks, including the difficulty of assimilating the operations and personnel of the combined companies, the potential disruption of the Company's ongoing business, the potential inability to retain key technical and managerial personnel, additional expenses associated with the amortization of acquired intangible assets, and the potential impairment of relationships with employees and customers as a result of any integration of new personnel. There can be no assurance that the Company will be successful in overcoming these risks or that such transactions will not have a material adverse effect upon the Company's business, financial condition or results of operations.

  RISKS OF INFRINGEMENT. The Company's success depends on its proprietary technology. The Company relies on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures, employee and third party nondisclosure agreements and licensing arrangements to protect its proprietary rights. As part of its confidentiality procedures, the Company enters into license agreements with respect to its software, documentation and other proprietary information. In licensing its products, the Company relies in part on shrink wrap licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. Despite the precautions undertaken by the Company, it may be possible for a third party to copy or otherwise obtain and use the Company's products and technology without authorization. Policing unauthorized use of the Company's products is difficult and, although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem.

  PROTECTION OF INTELLECTUAL PROPERTY. No assurance can be given that competitors will not successfully challenge the validity or scope of the Company's patents, copyrights and trademarks and that such patents, copyrights and trademarks will provide a competitive advantage to the Company. As part of its confidentiality procedures, the Company generally enters into non disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around any patents issued to the Company or other intellectual property rights of the Company.

  The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company believes that software product developers will be subject increasingly to claims of infringement as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, and the Company's inability to enter such agreements could have a material adverse effect on the Company's business, operating results and financial condition.

  PRODUCT LIABILITY. The Company markets its products to customers for IT system management and resource optimization and to access, analyze, report and deliver enterprise data. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in system management, resource optimization and business intelligence applications. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

  POTENTIAL LITIGATION/LIABILITY RELATED TO YEAR 2000 COMPLIANCE. The Company's products are used in numerous operating environments. It is likely that, commencing in the Year 2000, the functionality of certain operating environments will be adversely affected when one or more component products of the environment is unable to process four-digit characters representing years. Although the Company is taking measures to bring its products into Year 2000 compliance in a timely way, there can be no assurance that such efforts will be fully successful or that the Company's fully compliant products, if any, will be able to function when integrated with other noncompliant component products. The inability of one or more of the Company's products to properly manage and manipulate data related to the Year 2000 could result in a material adverse affect on the Company's business, financial condition and results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.

  Even if the Company successfully brings its products into Year 2000 compliance, the Company anticipates that substantial litigation may be brought against vendors of all component products of noncompliant operating environments, including the Company. The Company's agreements with its customers typically contain provisions designed to limit the Company's liability for such claims. It is possible, however, that these measures will not provide protection from liability claims, as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The Company believes that any such claims, with or without merit, could result in costly litigation (and possible adverse judgment) that could absorb significant management and product development time and potentially result in significant liability to the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company is identifying Year 2000 dependencies in the Company's systems and implementing changes to its internal information systems to make them Year 2000 compliant. While the Company currently expects that the Year 2000 will not pose significant operational problems, delays in the implementation of new information systems, or a failure to fully identify all Year 2000 dependencies in the Company's systems could result in material adverse consequences, including delays in the delivery or sale of products.

  SOFTWARE PRODUCT ERRORS OR DEFECTS. Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company's recently introduced products or any products may contain defects or software errors and, as a result, the Company may experience delayed or lost revenues during the period required to correct any defects or errors. Any such defects or errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation or loss of or delay in market acceptance, or could require extensive product changes, any of which could have a material adverse effect upon the Company's business, operating results or financial condition.

  RISK OF INTERNATIONAL SALES. The Company's international business involves a number of risks, including lack of acceptance of localized products, cultural differences in the conduct of business, longer accounts receivable payment cycles, greater difficulty in accounts receivable collection, seasonality due to the slow down in European business activity during the summer months, unexpected changes in regulatory requirements, royalties and withholding taxes that restrict repatriation of earnings, tariffs and other trade barriers, difficulty in hiring qualified personnel, economic and political conditions in each country, management of an enterprise spread over various countries and the burden of complying with a wide variety of foreign laws. A majority of the Company's international sales are currently denominated in U.S. dollars, and an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and potentially less competitive in foreign markets. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and therefore the overall operating results and financial condition of the Company.

ITEM 3. PROPERTIES

  Seagate Software's executive offices are located in Scotts Valley, California. Principal facilities are located in Florida, California, Canada and the United Kingdom. A major portion of the Company's facilities are occupied under leases which expire at various times through 2008. The following is a summary of square footage leased by the Company:

                                  FACILITIES

                                                                       TOTAL
     LOCATION                                                       SQUARE FEET
     --------                                                       -----------
     North America
       California
         Central California........................................    53,429
         Northern California.......................................    41,838(1)
       Northeast USA...............................................    50,640
       Southeast USA...............................................   114,144(2)
       Other USA...................................................    33,390
       Canada......................................................    40,194
                                                                      -------
           Total North America.....................................   333,635
     Europe
       United Kingdom..............................................    31,361
       Germany.....................................................     6,527
       France......................................................     4,000
       Other Europe................................................     1,756
                                                                      -------
           Total Europe............................................    43,644
     Asia
       Australia...................................................     4,799
       Malaysia....................................................     1,760
       Singapore...................................................     2,125
       Japan.......................................................     1,400
       Other Pacific Rim...........................................     2,206
                                                                      -------
           Total Asia..............................................    12,290
                                                                      -------
           Grand Total.............................................   389,569
                                                                      =======

--------
(1) Excludes approximately 16,375 square feet subleased to others.
(2) Excludes approximately 12,641 square feet of unoccupied space.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding shares of Common Stock and Series A Preferred Stock on an as converted basis (collectively with the Common Stock, the "Common Equivalent Shares") as of October 2, 1997 by (i) each person who is known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Equivalent Shares, (ii) each of the Company's directors and executive officers named in the Summary Compensation Table below and (iii) all current directors and executive officers as a group.

                                                         NUMBER OF   PERCENT
                                                           COMMON   OF COMMON
                                                         EQUIVALENT EQUIVALENT
                                                           SHARES   SHARES(1)
                                                         ---------- ----------
Seagate Technology, Inc. (2)............................ 54,695,833    99.9%
 920 Disc Drive
 Scotts Valley, CA 95066
Alan F. Shugart (3)..................................... 54,701,833    99.9%
Stephen J. Luczo (4).................................... 54,699,833    99.9%
Donald L. Waite (5)..................................... 54,715,833    99.9%
Gary B. Filler (6)...................................... 54,699,833    99.9%
Lawrence Perlman (7).................................... 54,699,833    99.9%
Ellen E. Chamberlain (8)................................     12,000     *
Terence R. Cunningham (9)...............................     40,000     *
Gregory B. Kerfoot (10).................................     40,000     *
All directors and executive officers as a group (8
 persons) (11).......................................... 54,825,833    99.9%

--------
  *  Less than one percent.
 (1) Applicable percentage ownership is based on 54,716,688 Common Equivalent Shares outstanding as of October 2, 1997 together with applicable options for such stockholder. The Company's Series A Preferred Stock is reflected on an as converted basis assuming a 1:1 conversion. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission based on factors including voting and investment power with respect to shares subject to applicable community property laws. Common Equivalent Shares subject to options currently exercisable or exercisable within 60 days after October 2, 1997 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

 (2) Includes 7,200,000 shares of Class B Exchangeable Shares of Seagate Software Information Management Group, Inc., Vancouver, British Columbia ("IMG Vancouver"), which may be exchanged at the option of the holder, Seagate Technology International, a subsidiary of the Parent Company, for an equal number of shares of Series A Preferred Stock of the Company within 60 days of October 2, 1997. See Item 7, "Certain Relationships and Related Transactions." Excludes 38,000 shares of the Company's Common Stock held by or issuable pursuant to options granted to Messrs. Shugart, Luczo, Waite, Filler and Perlman over which Seagate Technology does not possess sole or shared voting or investment control and therefore of which it is not a beneficial owner.

 (3) Includes 6,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Shugart, in his capacity as an officer and director of Seagate Technology, may be deemed to have shared power to vote or dispose of. However, Mr. Shugart disclaims such beneficial ownership.

 (4) Includes 4,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Luczo may be deemed, in his capacity as an officer of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Luczo disclaims such beneficial ownership.

 (5) Includes 16,000 shares of Common Stock which are subject to repurchase by the Company. The Company's repurchase right lapses for 4,000, 6,000 and 6,000 shares on April 4, 1998, 1999 and 2000, respectively. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Waite may be deemed, in his capacity as an officer of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Waite disclaims such beneficial ownership.

 (6) Includes 4,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Filler may be deemed, in his capacity as a director of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Filler disclaims such beneficial ownership.

 (7) Includes 4,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Perlman may be deemed, in his capacity as a director of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Perlman disclaims such beneficial ownership.
 (8) Includes 12,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997.
 (9) Includes 40,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997.
(10) Includes 40,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997.

(11) Includes 110,000 shares of Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days after October 2, 1997. See notes 2 through 7 to this table regarding reporting of shares held by Seagate Technology.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and certain information about them as of October 2, 1997 are as follows:

                                                                     DIRECTOR OR
                                                                      EXECUTIVE
       NAME              AGE                POSITION                OFFICER SINCE
       ----              ---                --------                -------------
Stephen J. Luczo........  40 Chairman of the Board of Directors         1996
Gary B. Filler..........  56 Director                                   1996
Lawrence Perlman........  59 Director                                   1996
Alan F. Shugart.........  67 Director                                   1996
Donald L. Waite.........  64 Director                                   1996
Terence R. Cunningham...  38 President and Chief Operating Officer      1996
Gregory B. Kerfoot......  37 Chief Strategic Officer                    1996
Ellen E. Chamberlain....  40 Senior Vice President, Treasurer and       1996
                              Chief Financial Officer

  Mr. Luczo currently serves as Chairman of the Board of Directors for the Company and is President and Chief Operating Officer of Seagate Technology. He joined Seagate Technology in October 1993 as Senior Vice President, Corporate Development. In March 1995 he was promoted to Executive Vice President, Corporate Development and Chief Operating Officer of the Software Group. Before joining Seagate Technology in 1993, Mr. Luczo was Senior Managing Director and Co-head of the Bear Stearns and Co. Global Technology Group from February 1992 to October 1993. Mr. Luczo also serves on the Board of Directors of Gadzoox Networks, Inc. and Dragon Systems, Inc.

  Mr. Filler serves as a Director for the Company and has been a financial consultant since September 1996. He was Senior Vice President and Chief Financial Officer of Diamond Multimedia Systems, Inc., a multimedia and graphics company, from January 1995 to September 1996. From June 1994 to January 1995, Mr. Filler was a business consultant and private investor. From February 1994 until June 1994, he served as Executive Vice President and Chief Financial Officer of ASK Group, Inc., a computer systems company. Mr. Filler was Chairman of the Board of Directors of Seagate Technology from September 1991 until October 1992. From October 1990 until September 1991, Mr. Filler served as Vice Chairman of the Board of Directors of Seagate Technology. Mr. Filler also serves as a Director of Seagate Technology.

  Mr. Perlman serves as a Director of the Company. He was appointed Chairman of the Board of Directors of Ceridian Corporation, a technology based services company, in November 1992. Mr. Perlman previously held several executive positions at Ceridian Corporation (formerly Control Data Corporation) including President and Chief Executive Officer of Imprimis Technology Incorporated, a subsidiary of Control Data Corporation. Mr. Perlman is also a Director of Seagate Technology, Computer Network Technology Corporation and Valspar Corporation. He was a regent of the University of Minnesota from 1992 to 1995.

  Mr. Shugart currently serves as a Director of the Company. From May 1996 to June 1997, Mr. Shugart served as the Company's Chief Executive Officer and President. Mr. Shugart is the Chairman of the Board of Directors and the Chief Executive Officer of Seagate Technology. He has held several executive positions with Seagate Technology from its inception including President from September 1991 to September 1997, Chief Executive Officer from 1979 to the present, and Chairman from 1979 to September 1991 and October 1992 to the present. Mr. Shugart, in addition to serving on the Board of Directors of Seagate Technology, serves on the Boards of Directors of Valence Technology, Inc. and SanDisk Corporation.

  Mr. Waite serves as a Director for the Company and currently serves as Executive Vice President, Chief Administrative Officer and Chief Financial Officer for Seagate Technology. Mr. Waite joined Seagate Technology in 1983 and has served in various roles at the Parent Company prior to being named to his current position in March 1995. Mr. Waite is also a Director of California Micro Devices.

  Mr. Cunningham founded Crystal Computer Services, Inc. ("Crystal") in 1984 and served as its President until Crystal's acquisition by Seagate Technology. In May 1994 he joined Seagate Technology in connection with the Parent Company's acquisition of Crystal and continued as President for such subsidiary. In May 1996, he was named President of the Storage Management Group and later in the year named Executive Vice President and General Manager of Seagate Software NSMG. In fiscal 1998 Mr. Cunningham was named President and Chief Operating Officer for the Company as well as Executive Vice President and General Manager of NSMG. In his role as President and Chief Operating Officer of the Company, Mr. Cunningham is responsible for the day to day operations of Seagate Software and serves in a role functionally equivalent to those of a chief executive officer of a corporation.

  Mr. Kerfoot joined Crystal in September 1988 as the Director of Research and Development and Chief Architect of Crystal Reports. Mr. Kerfoot joined Seagate Technology in May 1994 when the Parent Company acquired Crystal, and he continued as Director of Research and Development for such subsidiary. In May 1996, he was appointed President of the Information Management Group and later in the year named Executive Vice President and General Manager of Seagate Software IMG. In fiscal 1998 Mr. Kerfoot was named Chief Strategic Officer for the Company as well as Executive Vice President and General Manager of IMG.

  Ms. Chamberlain joined Seagate Technology in March 1985 and served in various finance positions through March 1994 when she began supporting the corporate development efforts. She was promoted to Vice President and Treasurer of Seagate Technology in November 1994 in addition to her financial role in Corporate Development. In April 1996, Ms. Chamberlain was appointed Vice President and Assistant Treasurer of the Company and in December of 1996, she was appointed Senior Vice President and Chief Financial Officer of the Company. In fiscal 1998 Ms. Chamberlain was also named Treasurer for the Company.

ITEM 6. EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

  The following table sets forth the compensation paid by the Company to the President and the three other most highly compensated executive officers of the Company (the "Named Executive Officers") for the year ended June 27, 1997:

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                           ------------
                                                                            SECURITIES
                                                             OTHER ANNUAL   UNDERLYING
                             FISCAL                          COMPENSATION    OPTIONS
NAME AND PRINCIPAL POSITION   YEAR  SALARY($)    BONUS($)        ($)        GRANTED(1)
---------------------------  ------ ---------    --------    ------------  ------------
Alan F. Shugart.........      1997  $  3,750(2)  $  5,870(2)   $    67           --
 Chief Executive Officer
Stephen J. Luczo........      1997   100,000(2)   195,000(2)     1,659(2)     80,000
 Chief Operating Officer
Terence R. Cunningham...      1997   150,530      537,127(3)       --        100,000
 Executive Vice
 President and General
 Manager, NSMG
Gregory B. Kerfoot......      1997   139,947      953,292(3)       --        100,000
 Executive Vice
 President and General
 Manager, IMG
Ellen E. Chamberlain....      1997   155,000      221,500(4)     6,000        28,000
 Senior Vice President
 and Chief Financial
 Officer

--------
(1) The stock options listed in the table represent options to purchase Common Stock of the Company. See below for additional information regarding options to purchase stock of the Company granted during fiscal year 1997.

(2) Amount represents the percentage of Mr. Shugart's and Mr. Luczo's salaries that directly benefited the Company. These amounts were directly paid by the Company to Seagate Technology under a General Services Agreement. See Pushdown and Carveout Accounting note to the Consolidated Financial Statements.
(3) Includes amounts earned under a three year bonus plan entered into after the acquisition of Crystal with Mr. Cunningham and Mr. Kerfoot based upon the revenue performance of IMG for the years 1995 through 1997.
(4) Includes amounts deferred under Seagate Technology's compensation plan.

                             OPTION GRANTS IN 1997

  The following table sets forth certain information concerning grants of stock options to each of the Company's Named Executive Officers during the fiscal year ended June 27, 1997.

                                       % OF
                         NUMBER OF    TOTAL                         POTENTIAL REALIZABLE VALUE
                         SECURITIES  OPTIONS   EXERCISE             AT ASSUMED ANNUAL RATES OF
                         UNDERLYING GRANTED TO  OR BASE              STOCK PRICE APPRECIATION
                          OPTIONS   EMPLOYEES  PRICE PER                FOR OPTION TERM (4)
                          GRANTED   IN FISCAL    SHARE   EXPIRATION ---------------------------
    NAME                    (1)        YEAR      (2/3)      DATE         5%            10%
    ----                 ---------- ---------- --------- ---------- ------------- -------------
Alan F. Shugart.........      --        --         --          --             --            --
Stephen J. Luczo........   80,000      2.81%     $6.00    01/09/07       $301,869 $     764,996
Terence R. Cunningham...  100,000      3.51       6.00    12/10/06        377,337       956,245
Gregory B. Kerfoot......  100,000      3.51       6.00    12/10/06        377,337       956,245
Ellen E. Chamberlain....   28,000      0.98       6.00    12/10/06        105,654       267,749

--------
(1) All stock options granted in 1997 vest over a four year period, 20% of the shares granted vest on the first anniversary of the date of grant, an additional 20% of the option shares vest on the second anniversary of the date of grant, 30% of the option shares vest on the third anniversary of the date of grant and the option shares vest in full on the fourth anniversary of the date of grant. Under the 1996 Seagate Software Incentive Stock Option Plan, the Company's Board retains discretion to modify the terms, including the price, of outstanding options.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the grant date, as determined by the Board of Directors of Seagate Software. To determine the fair market value of the Company's Common Stock, the Board of Directors considers a number of factors, including, but not limited to, the Company's current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for the Company's Common Stock, the liquidity preferences of the Company's Preferred Stock and the control position held by Seagate Technology and comparisons of certain key valuation metrics for the Company with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-earnings ratios and operating margins.
(3) Exercise price and withholding obligations may be paid in cash or delivery of already-owned shares subject to certain conditions.
(4) Potential realizable value is based on the assumption that the Company's Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

  The following table sets forth certain information regarding the exercise of stock options in the last fiscal year by the persons named in the Summary Compensation Table and the value of options held by such individuals at the end of the fiscal year.

                                                NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                          NUMBER OF            UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                           SHARES     VALUE   OPTIONS AT 1997 YEAR END    AT 1997 YEAR END (2)
                          ACQUIRED   RECEIVED ------------------------- -------------------------
    NAME                 ON EXERCISE   $(1)   EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
    ----                 ----------- -------- ----------- ------------- ----------- -------------
Alan F. Shugart.........     --        --        6,000        24,000      $12,000     $ 48,000
Stephen J. Luczo........     --        --        4,000        96,000        8,000       32,000
Terence R. Cunningham...     --        --       20,000       180,000       40,000      160,000
Gregory B. Kerfoot......     --        --       20,000       180,000       40,000      160,000
Ellen E. Chamberlain....     --        --        6,400        53,600       12,800       51,200

--------
(1) Market value of the Company's Common Stock at the exercise date minus the exercise price.

(2) Market value of the Company's Common Stock at fiscal year end minus the exercise price. The fair market value of Seagate Software Common Stock at 1997 fiscal year end, as determined by the Seagate Software Board of Directors, was $6.00 per share. To determine the fair market value of the Company's Common Stock, the Board of Directors considers a number of factors, including, but not limited to, the Company's current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for the Company's Common Stock, the liquidity preferences of the Company's Preferred Stock and the control position held by Seagate Technology and comparisons of certain key valuation metrics for the Company with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-earnings ratios and operating margins.

DIRECTOR COMPENSATION

  Directors who are employed by the Company and/or the Parent Company, receive no additional compensation for service on the Board of Directors. Only Gary Filler and Lawrence Perlman, the non-employee directors, receive cash compensation for attending meetings of both the Board of Directors and Compensation Committee. Mr. Filler and Mr. Perlman receive $1,000 each quarter they serve as a member of both the Board of Directors and Compensation Committee.

  Stephen Luczo, Chairman of the Board of Directors, received options to purchase 80,000 shares of the Company's Common Stock at the exercise price of $6.00 per share during 1997.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company was recapitalized in April 1996 to integrate the business conducted by the software divisions of the Parent Company. The Company entered into a Restructuring and Contribution Agreement, dated April 4, 1996 (the "Contribution Agreement"), affecting the reorganization and defining the relationship between Seagate Technology and the Company. Pursuant to this Contribution Agreement and subsequent amendments, all of the software divisions have been transferred to the Company or its subsidiaries in exchange for 54,633,333 shares of Series A Preferred Stock (including shares exchangeable to Series A Preferred Stock) and 62,500 shares of Common Stock.

  Prior to December 1996, Seagate Technology International ("STI"), a wholly owned subsidiary of Seagate Technology, owned all outstanding capital stock of IMG Vancouver (the "IMG Stock"). Pursuant to an agreement among STI, Seagate Software and IMG Vancouver dated December 19, 1996, STI surrendered the IMG Stock (which was subsequently cancelled by IMG Vancouver) in exchange for 7,200,000 Convertible Preference Shares of IMG Vancouver. On December 26, 1996, the Convertible Preference Shares were exchanged for 7,200,000 Class B Exchangeable Shares of IMG Vancouver. These Class B Exchangeable Shares do not have voting rights except as required by law, but can be exchanged at STI's sole discretion for 7,200,000 shares of Seagate Software Series A Preferred Stock. In connection with the issuance of the Class B Exchangeable Shares described above, STI was granted voting rights in Seagate Software equivalent to 7,200,000 shares of Series A Preferred Stock. Also on December 26, 1996, IMG Vancouver issued 10,000 Class A Common Shares, which carry the right to vote, to Seagate Software. Seagate Software therefore now owns all voting shares of IMG Vancouver. For financial reporting purposes, the 7,200,000 shares of Series A Preferred Stock of the Company which STI could elect to receive in exchange for the Class B Exchangeable Shares of IMG Vancouver have been treated as issued and outstanding shares of Series A Preferred Stock of the Company.

  Pursuant to a General Services Agreement between the Company and Seagate Technology dated June 28, 1997 (the "General Services Agreement"), Seagate Technology has agreed to provide those administrative, accounting and similar services requested by the Company. The services provided by Seagate Technology may include, but are not limited to: (i) providing general accounting services, budgeting, forecasting, cost control and other financial planning services; (ii) assisting with or employee benefits administration, hiring and payroll administration; (iii) providing legal and government relations services such as preparing applications for export licenses; (iv) tax analysis, documentation, reporting and withholding for customs duties, import taxes, value-added taxes, and any other charges or taxes imposed on the Company's products; (v) assisting the Company with federal, state, and international tax planning, provisions, audits, and compliance, including income, sales and use, property, VAT, and similar taxes; (vi) providing assistance relating to the marketing, promotion, and sale of the Company's products; (vii) providing services and support relating to information technology and facilities; and (viii) managerial oversight, including screening of potential acquisitions, partnerings, joint ventures, or similar transactions.

  During 1997, 1996 and 1995 Seagate Technology charged the Company $1,958,000, $2,260,000 and $1,273,000, respectively, for various corporate services. The Company pays service fees to the Parent Company each fiscal year that represent a reasonable estimate of the Parent Company's direct and indirect costs incurred in performing services for the Company. Service fees are to be paid in equal monthly installments within 30 days after the end of the month. Additionally, the Company and Seagate Technology are required to review, on an annual basis, the actual level of services provided and the corresponding reasonably determinable direct and indirect costs incurred by the Parent Company pursuant to the General Services Agreement. If the reasonably determinable costs are greater than or less than the service fees paid, the difference will be charged to or refunded to the Company, as the case may be, within 30 days after such review.

  In addition, the Company agreed pursuant to the General Services Agreement to reimburse the Parent Company for the amount of reasonably determinable expenses for services provided in prior fiscal years by the Parent Company to the Company, its affiliates and predecessors.

  The service fees assessed to the Company and the end of period adjustments thereto are intended by the Company and Seagate Technology to allocate costs for those services provided on a basis no less favorable than the Company could obtain from an unaffiliated third party. The Company has audit rights with respect to the computation and analysis of service fees pursuant to the General Services Agreement. In addition, the Parent Company is required to indemnify, defend and hold the Company harmless against any and all claims, suits, actions, demands, proceedings, losses, damages, liabilities, costs and expenses, including, without limitation, interest and reasonable attorney's fees, arising out of, relating to, or resulting from services performed by the Parent Company pursuant to the General Services Agreement, other than those liabilities that would not have arisen but for any act, error and/or omission of the Company and/or any of its officers, directors, employees and/or agents.

  Additionally, the Company has entered into an Intercompany Revolving Loan Agreement ("Loan Agreement") dated as of June 28, 1996 between the Company and Seagate Technology, whereby the Parent Company finances certain of the Company's working capital requirements. The Loan Agreement provides for maximum borrowings of up to $60,000,000 and matures within two years and is extendable by mutual consent. Borrowings from the Parent Company were $28,971,000 and $32,991,000 at June 27, 1997 and June 28, 1996, respectively.
Borrowings from the Parent Company consist primarily of funding the Company's operating activities. During 1997, gross borrowings and gross repayments under the Loan Agreement were $129,263,000 and $133,283,000, respectively. Average outstanding borrowings under the Loan Agreement, computed based on quarter ending balances, were $32,405,000 during 1997. The Company pays interest of 6% per annum on such borrowings.

  Revenues from the Parent Company were $1,000,000, $5,762,000, $9,374,000 and $10,662,000 in the three months ended October 3, 1997 and fiscal 1997, 1996 and 1995, respectively. This revenue primarily consists of shipments to Seagate Technology's OEM Tape drive divisions located in Costa Mesa, California and Scotland. Additionally, this revenue is supported by license agreements, which have comparable terms and pricing as those agreements between the Company and third party customers.

  The Company is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and the Company have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which the Company computes hypothetical tax returns as if the Company was not joined in consolidated or combined returns with Seagate Technology. The Company must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay the Company the amount of such refunds. At year end for both 1997 and 1996, there were no outstanding intercompany tax-related balances due to or from the Company to Seagate Technology.

ITEM 8. LEGAL PROCEEDINGS

  On November 10, 1997, Vedatech Corporation ("Vedatech") commenced an action against the Company's United Kingdom subsidiary, Seagate Software Information Management Group, Ltd. ("SS IMG LTD") in the High Court of Justice in the United Kingdom. The Writ alleges that SS IMG LTD breached an existing oral agreement and also alleges joint ownership of the United Kingdom copyright for the Japanese translation of a Company software product (the "Complaint"). The Company has not yet filed a response to Vedatech's writ. The Company believes the Complaint has no merit and intends to vigorously defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on the Company's liquidity, financial position, or results of operations.

  In addition to the foregoing, the Company is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position, liquidity, or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

  As of October 3, 1997, the Company had outstanding 122,697 shares of Common Stock held by 92 shareholders and 54,633,333 shares of Series A Preferred Stock (including shares exchangeable to Series A Preferred Stock) held by one shareholder. There is no established public trading market for any class of the Company's equity securities.

  The Company has not paid any dividends on any of its capital stock and does not anticipate that any cash dividends will be declared in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

  The following sales of securities by the Company have occurred in the three years ended June 27, 1997:

  The Company was recapitalized in April 1996 to integrate the business conducted by the software divisions of the Parent Company. The Company entered into the Contribution Agreement, which affected the reorganization and defined the relationship between Seagate Technology and the Company. Pursuant to this Contribution Agreement and subsequent amendments, all of Seagate Technology's software divisions have been transferred to the Company or its subsidiaries in exchange for 54,633,333 shares of Series A Preferred Stock, including shares exchangeable to Series A Preferred Stock, and 62,500 shares of Common Stock.

  Prior to December 1996, Seagate Technology International ("STI"), a wholly owned subsidiary of Seagate Technology, owned all outstanding capital stock of IMG Vancouver (the "IMG Stock"). Pursuant to an agreement among STI, Seagate Software and IMG Vancouver dated December 19, 1996, STI surrendered the IMG Stock (which was subsequently cancelled by IMG Vancouver) in exchange for 7,200,000 Convertible Preference Shares of IMG Vancouver. On December 26, 1996, the Convertible Preference Shares were exchanged for 7,200,000 Class B Exchangeable Shares of IMG Vancouver. These Class B Exchangeable Shares do not have voting rights except as required by law, but can be exchanged at STI's sole discretion for 7,200,000 shares of Seagate Software Series A Preferred Stock. In connection with the issuance of the Class B Exchangeable Shares described above, STI was granted voting rights in Seagate Software equivalent to 7,200,000 shares of Series A Preferred Stock. Also on December 26, 1996, IMG Vancouver issued 10,000 Class A Common Shares, which carry the right to vote, to Seagate Software. Seagate Software therefore now owns all voting shares of IMG Vancouver. For financial reporting purposes, the 7,200,000 shares of Series A Preferred Stock of the Company which STI could elect to receive in exchange for the Class B Exchangeable Shares of IMG Vancouver have been treated as issued and outstanding shares of Series A Preferred Stock of the Company.

  The Company issued an aggregate of 20,855 shares, during 1997, of its Common Stock to an aggregate of 42 persons, each of whom is a current or former employee of the Company. All such shares were issued pursuant to the Company's 1996 Incentive Stock Option Plan. Such shares were issued upon exercise of stock options with an exercise price of $4.00 per share. The transactions described in this paragraph were exempt from the registration requirements of the Securities Act of 1933, as amended.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

  The Company's authorized capital stock consists of 95,600,000 shares of Common Stock, $.001 par value per share, and 73,000,000 shares of Preferred Stock, $.001 par value per share, 54,633,333 of which have been designated as Series A Convertible Preferred Stock (the "Series A Preferred") and 18,366,667 of which remain undesignated.

  Pursuant to this Registration Statement, the Company is registering under the Securities and Exchange Act of 1934, as amended, its Series A Preferred and Common Stock. A description of the Company's capital stock follows.

  COMMON STOCK. Holders of shares of Common Stock are entitled to one vote per share in all matters to be voted on by shareholders. Subject to the prior rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore, and upon liquidation or dissolution of the Company are entitled to receive all assets available for distribution to the shareholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable.

  The Company may at any time, out of funds legally available therefore, repurchase shares of Common Stock of the Company (i) issued to or held by employees, directors or consultants of the Company or its subsidiaries upon termination of their employment or services, pursuant to any agreement providing for such right of repurchase, or (ii) issued to or held by any person subject to the Company's right of first refusal to purchase such shares where the purchase is pursuant to the exercise of such right of first refusal, in either case whether or not dividends on the Preferred Stock shall have been declared and paid or funds set aside therefore.

  PREFERRED STOCK. The shares of Series A Preferred have the following rights, preferences and privileges:

  Conversion. The holders of the Series A Preferred have the right to convert the Series A Preferred at any time into Common Stock. The Series A Preferred will convert automatically into the Company's Common Stock, at the then effective Conversion Price, upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. The initial conversion rate will be one share of Series A Preferred for each share of Common Stock. The conversion price of the Series A Preferred will be subject to adjustment to reduce the effect of dilution in the event that the Company issues additional shares of Common Stock, shares convertible into Common Stock (such as shares of Series A Preferred) or options, warrants or other rights exercisable for Common Stock at a purchase price or exercise price less than the applicable conversion price then in effect for each series of Preferred Stock other than: (i) shares of Common Stock issued upon conversion of the Company's Preferred Stock; (ii) certain shares of Common Stock issued as a dividend or distribution on Series A Preferred Stock; (iii) shares of Common Stock issued pursuant to equipment lease financing transactions approved by the Board of Directors; (iv) shares of Common Stock issued to employees, officers, directors, consultants and/or advisors under employee benefit plans, including the Company's 1996 Incentive Stock Option Plan, and arrangements approved by the Board of Directors and (v) shares of Common Stock issued by way of a dividend or other distribution on shares of Common Stock excluded from the definition of additional shares of Common Stock by the foregoing clauses. In the event of any splits, reverse splits, combinations or consolidation of Common Stock, unaccompanied by corresponding adjustments of Series A Preferred, or of stock dividends paid on Common Stock, the conversion price of the Series A Preferred will be proportionately adjusted.

  Voting. Each share of Series A Preferred entitles the holder to one vote for each share of Common Stock into which such share could then be converted. Except as required by law, the holders of shares of Series A Preferred and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

  Dividend Preference. The holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, an annual cash dividend in the amount of $0.45 per share (as adjusted to reflect any stock split, stock dividend, combination, recapitalization and the like (collectively, a "Recapitalization") with respect to the Series A Preferred), prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock) on the Common Stock of the Company. Such dividends shall not be cumulative, and no right shall accrue to holders of Series A Preferred by reason of the fact that dividends on such shares are not declared or paid in any year. On the date that is the end of the first fiscal year in which the Company recognizes net income after taxes, the holders of shares of Series A Preferred shall be entitled to receive, out of funds legally available for the purpose, an annual cash dividend in the amount of $0.45 per share (as adjusted to reflect any Recapitalization) prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock) on the Common Stock of the Company (the "Cumulative Dividend"). The Cumulative Dividend shall accrue from the Cumulative Dividend Date and shall be payable only when, as and if determined by the Board, provided, that if the Cumulative Dividend shall not have been paid and a sum sufficient for the payment thereof set apart, the deficiency shall first be fully paid before any dividend or other distribution (other than dividends payable solely in Common Stock) shall be paid or declared and set apart for the Common Stock of the Company. In the event any dividend shall be paid to the holders of Common Stock, such dividend shall be distributed among the holders of the Common Stock and the Series A Preferred in proportion to the shares of Common Stock then held by them and the shares of Common Stock which such holders have the right to acquire upon the conversion of the Series A Preferred then held.

  Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, a distribution shall be made to the holders of Series A Preferred in respect of such Series A Preferred before any amount shall be paid to the holders of Common Stock in respect of such Common Stock. The holders of the Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of the assets of the Company to the holders of the Common Stock by reason of their ownership thereof as a result of a Liquidation Event, an amount per share equal to (i) $7.50, as adjusted to reflect any Recapitalization of the Series A Preferred, plus (ii) all accrued or declared but unpaid dividends, if any. If, upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Series A Preferred shall be insufficient to permit the payment to such holders of their full liquidation preference, then the entire assets and funds of the Company legally available for distribution to the holders of capital stock shall be distributed ratably among the holders of the Series A Preferred. After payment has been made to the holders of the Series A Preferred of the full amounts to which they shall be entitled as set forth above, then the entire remaining assets and funds of the Company shall be distributed among the holders of the Common Stock and the Series A Preferred in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they then have the right to acquire upon the conversion of the Series A Preferred held by them. A consolidation or merger of the Company with or into any other corporation or the sale or other transfer in a single transaction or a series of related transactions of all or substantially all of the assets of this Company, or any other reorganization of this Company shall be deemed a Liquidation Event of the Company provided that the merger or consolidation of the Company with or into a wholly owned subsidiary of the Company or into another corporation or person or entity in which the holders of the capital stock of the Company hold at least 50% of the voting securities of the surviving entity shall not be deemed to be a Liquidation Event of the Company.

  CLASS B EXCHANGEABLE SHARES. Although the Class B Exchangeable Shares are not securities of the Company subject to registration herein, the following description is provided as such shares may be converted into the Company's Series A Preferred. Prior to December 1996, Seagate Technology International ("STI"), a wholly owned subsidiary of Seagate Technology, owned all outstanding capital stock of IMG Vancouver (the "IMG Stock"). Pursuant to an agreement among STI, Seagate Software and IMG Vancouver dated December 19, 1996, STI surrendered the IMG Stock (which was subsequently cancelled by IMG Vancouver) in exchange for 7,200,000 Convertible Preference Shares of IMG Vancouver. On December 26, 1996, the Convertible Preference Shares were exchanged for 7,200,000 Class B Exchangeable Shares of IMG Vancouver. These Class B Exchangeable Shares do not have voting rights except as required by law, but can be exchanged at STI's sole discretion for 7,200,000 shares of Seagate Software Series A Preferred Stock. In connection with the issuance of the Class B Exchangeable Shares described above, STI was granted voting rights in Seagate Software equivalent to 7,200,000 shares of Series A Preferred Stock. Also on December 26, 1996, IMG Vancouver issued 10,000 Class A Common Shares, which carry the right to vote, to Seagate Software. Seagate Software therefore now owns all voting shares of IMG Vancouver. For financial reporting purposes, the 7,200,000 shares of Series A Preferred Stock of the Company which STI could elect to receive in exchange for the Class B Exchangeable Shares of IMG Vancouver have been treated as issued and outstanding shares of Series A Preferred Stock of the Company.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interest stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates, beneficially owns (or within three years, did beneficially own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is subject to Section 145 of the Delaware General Corporation Law ("Section 145"). Section 145 permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145. Article VI, Sections 6.1, 6.2 and 6.3, of the Registrant's Bylaws provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. For purposes of this section, a "director" or "officer" of the Company includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the Delaware General Corporation Law.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time and to obtain directors' and officers' insurance if available on reasonable terms. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

  See Item 15.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements and Schedules

  1. Financial Statements. The following Consolidated Financial Statements of Seagate Software and subsidiaries and the Report of Independent Auditors are included at pages F-1 through F-31 of this Registration Statement.

                              DESCRIPTION                              PAGE NO.
                              -----------                              --------
   Report of Ernst & Young LLP, Independent Auditors.................    F-2
   Consolidated Balance Sheets--June 27, 1997 and June 28, 1996......    F-3
   Consolidated Statements of Operations--Years Ended June 27, 1997,
    June 28, 1996 and June 30, 1995..................................    F-4
   Consolidated Statements of Cash Flows--Years Ended June 27, 1997,
    June 28, 1996 and June 30, 1995..................................    F-5
   Consolidated Statements of Stockholders' Equity--Years Ended June
    27, 1997, June 28, 1996 and June 30, 1995........................    F-6
   Notes to Consolidated Financial Statements........................    F-7
   Condensed Consolidated Balance Sheets--October 3, 1997 (unaudited)
    and June 27, 1997................................................    F-26
   Condensed Consolidated Statements of Operations--Three Months
    Ended October 3, 1997 and September 27, 1996 (unaudited).........    F-27
   Condensed Consolidated Statements of Cash Flows--Three Months
    Ended October 3, 1997 and September 27, 1996 (unaudited).........    F-28
   Notes to Condensed Consolidated Financial Statements (unaudited)..    F-29

  2. Financial Statement Schedules. The following Consolidated Financial Statement Schedules of Seagate Software and subsidiaries are filed as part of this Registration Statement and should be read in conjunction with the Consolidated Financial Statements of Seagate Software and subsidiaries.

                               DESCRIPTION                              PAGE NO.
                               -----------                              --------
   Schedule II--Valuation and Qualifying Accounts......................   II-1

  Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

  3. Exhibits:

  2.1+    Restructuring and Contribution Agreement dated April 4, 1996 among the Registrant, Seagate Technology, Inc., and Seagate
          Peripherals, Inc. and for purposes of Sections 3 and 6 only:
          Seagate Technology International Holdings and Crystal Computer
          Services, Inc.
  2.2+    Exchange Agreement dated June 29, 1996 among the Registrant,
          Seagate Technology, Inc. and Seagate Peripherals, Inc.
  3.1+    Certificate of Incorporation of Registrant, as amended
  3.2+    Bylaws of Registrant, as amended
  4.1+    Voting Agreement dated December 26, 1996 among the Registrant,
          Seagate Software Information Management Group, Inc. and Seagate
          Technology International Holdings
 10.1+    1996 Stock Option Plan, as amended, form of Stock Option
          Agreement and form of Amendment to Stock Option Agreement
 10.2(A)+ Seagate Technology, Inc. Employee Stock Purchase Plan, as
          amended
 10.3+    Lease Agreement, dated December 27, 1994, between the
          Registrant and Clover Investments, Inc.
 10.4+    Lease Agreement, dated March 21, 1996 between the Registrant and 400 International Parkway Development Company
 10.5*    General Services Agreement dated June 28, 1997 between the
          Registrant and Seagate Technology, Inc.
 10.6+    Tax Allocation Agreement dated April 4, 1996 between the
          Registrant and Seagate Technology, Inc.
 10.7+    Intercompany Revolving Loan Agreement dated June 28, 1996
          between the Registrant and Seagate Technology, Inc.
 10.8+    Form of Indemnification Agreement entered into between the
          Registrant and its directors and officers
 10.9+    Support Agreement dated December 26, 1996 between the
          Registrant and Seagate Software Information Management Group,
          Inc.
 13.1+    Holistic Systems Ltd. (now Seagate Software Information
          Management Group Limited) Statements of Consolidated Profits
          and Cash Flows and Related Notes Year Ended 31 March 1996
 21.1+    Subsidiaries of the Registrant
 24.1+    Power of Attorney (see page 27)
 27.1     Financial Data Schedule

--------
* Confidential treatment has been requested for a portion of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

+   Previously filed.
(A) Incorporated by reference to exhibits filed in connection with Seagate Technology's Registration Statement on Form S-8 (Reg. No. 33-56215) as declared effective by the Securities and Exchange Commission on November 16, 1994.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          Seagate Software, Inc.

                                                 /s/ Terence R. Cunningham
                                          By: _________________________________
                                              TERENCE R. CUNNINGHAM PRESIDENT
                                                AND CHIEF OPERATING OFFICER

Dated: December 11, 1997

                               POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM 10 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

      /s/ Terence R. Cunningham        President and Chief     December 11, 1997
-------------------------------------   Operating Officer
       (TERENCE R. CUNNINGHAM)


    /s/ Gregory B. Kerfoot*            Chief Strategic         December 11, 1997
-------------------------------------   Officer
        (GREGORY B. KERFOOT)

      /s/ Ellen E. Chamberlain         Senior Vice             December 11, 1997
-------------------------------------   President,
       (ELLEN E. CHAMBERLAIN)           Treasurer and Chief
                                        Financial Officer

       /s/ Stephen J. Luczo*           Chairman of the         December 11, 1997
-------------------------------------   Board of Directors
         (STEPHEN J. LUCZO)

        /s/ Gary B. Filler*            Director                December 11, 1997
-------------------------------------
          (GARY B. FILLER)

       /s/ Lawrence Perlman*           Director                December 11, 1997
-------------------------------------
         (LAWRENCE PERLMAN)

        /s/ Alan F. Shugart*           Director                December 11, 1997
-------------------------------------
          (ALAN F. SHUGART)

        /s/ Donald L. Waite*           Director                December 11, 1997
-------------------------------------
          (DONALD L. WAITE)

         /s/ Ellen E. Chamberlain
*By: ________________________________
          (ELLEN E. CHAMBERLAIN)
            (ATTORNEY-IN-FACT)

                             SEAGATE SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                          PAGE
                                                                          ----
Report of Ernst & Young LLP, Independent Auditors........................ F-2
Consolidated Balance Sheets as of June 27, 1997 and June 28, 1996........ F-3
Consolidated Statements of Operations for the Years Ended
 June 27, 1997, June 28, 1996 and June 30, 1995.......................... F-4
Consolidated Statements of Cash Flows for the Years Ended
 June 27, 1997, June 28, 1996 and June 30, 1995.......................... F-5
Consolidated Statements of Stockholders' Equity for the Years
 Ended June 27, 1997, June 28, 1996 and June 30, 1995.................... F-6
Notes to the Consolidated Financial Statements........................... F-7
Condensed Consolidated Balance Sheets--October 3, 1997 (unaudited) and
 June 27, 1997........................................................... F-26
Condensed Consolidated Statements of Operations--Three Months Ended
 October 3, 1997 and September 27, 1996 (unaudited)...................... F-27
Condensed Consolidated Statements of Cash Flows--Three Months Ended
 October 3, 1997 and September 27, 1996 (unaudited)...................... F-28
Notes to Condensed Consolidated Financial Statements (unaudited)......... F-29

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders  Seagate Software, Inc.

  We have audited the accompanying consolidated balance sheets of Seagate Software, Inc. as of June 27, 1997 and June 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 27, 1997. Our audits also included the financial statement schedule listed at Item 15(a) of the Registration Statement on Form 10. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Software, Inc. at June 27, 1997 and June 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 27, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                          /s/ ERNST & YOUNG LLP
San Jose, California

September 17, 1997,
except for the first
paragraph of the Legal
Proceedings note as to
which the date is
November 10, 1997

                             SEAGATE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                          JUNE 27,   JUNE 28,
                                                            1997       1996
                                                          ---------  ---------
                         ASSETS
Cash....................................................  $  12,085  $   7,595
Accounts receivable, net................................     28,172     32,755
Inventories.............................................      3,206      1,625
Other current assets....................................      4,040      2,833
                                                          ---------  ---------
    Total Current Assets................................     47,503     44,808
Property, equipment and leasehold improvements, net.....     20,785     15,161
Goodwill and other intangibles, net.....................     75,306    123,629
Restricted cash.........................................        --      18,000
                                                          ---------  ---------
    Total Assets........................................  $ 143,594  $ 201,598
                                                          =========  =========
                      LIABILITIES
Loan payable to Seagate Technology......................  $  28,971  $  32,991
Accounts payable........................................      9,116     11,121
Accrued employee compensation...........................     10,267      8,189
Accrued expenses........................................     16,035     13,605
Accrued income taxes....................................      2,699        389
Deferred revenue........................................      8,354      5,706
                                                          ---------  ---------
    Total Current Liabilities...........................     75,442     72,001
Deferred income taxes...................................      6,233     13,738
Other liabilities.......................................        301        257
                                                          ---------  ---------
    Total Liabilities...................................     81,976     85,996
Commitments and Contingencies
                  STOCKHOLDERS' EQUITY
Convertible preferred stock, $.001 par value--73,000,000
 shares authorized; Series A: shares issued and
 outstanding--54,633,333 in 1997 and 47,433,333 in 1996
 (aggregate liquidation preference of $409,750 in 1997
 and $355,750 in 1996)..................................         55         47
Common stock, $.001 par value--95,600,000 shares
 authorized; shares issued and outstanding--83,355 in
 1997 and 62,500 in 1996................................        --         --
Additional paid-in capital..............................    342,091    338,534
Accumulated deficit.....................................   (280,685)  (222,985)
Foreign currency translation adjustment.................        157          6
                                                          ---------  ---------
    Total Stockholders' Equity..........................     61,618    115,602
                                                          ---------  ---------
    Total Liabilities and Stockholders' Equity..........  $ 143,594  $ 201,598
                                                          =========  =========

                See notes to consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                    FOR THE YEARS ENDED
                                                ------------------------------
                                                JUNE 27,   JUNE 28,   JUNE 30,
                                                  1997       1996       1995
                                                ---------  ---------  --------
Revenues:
Licensing......................................  $183,556  $ 124,380  $ 79,992
Licensing from Seagate Technology..............     5,762      9,374    10,662
Maintenance, support and other.................    27,632      7,832     2,142
                                                ---------  ---------  --------
  Total revenues...............................   216,950    141,586    92,796
Cost of revenues:
Licensing......................................    17,535     14,885    12,914
Licensing from Seagate Technology..............     1,834      3,999     4,112
Maintenance, support and other.................     6,560        194       240
Amortization of developed technologies.........    21,860      9,941     5,113
                                                ---------  ---------  --------
  Total cost of revenues.......................    47,789     29,019    22,379
                                                ---------  ---------  --------
Gross profit...................................   169,161    112,567    70,417
Operating expenses:
Sales and marketing............................   107,706     71,129    38,495
Research and development.......................    42,842     36,897    21,152
General and administrative (including parent
 company allocations of $1,939 in 1997, $2,242
 in 1996 and $1,080 in 1995)...................    36,861     22,852    13,086
In-process research and development............     2,613     96,958    73,177
Amortization of goodwill and other
 intangibles...................................    27,202     13,035     4,673
Restructuring costs............................     2,524      9,502       --
Unusual items..................................    13,446        --        --
                                                ---------  ---------  --------
  Total operating expenses.....................   233,194    250,373   150,583
                                                ---------  ---------  --------
Loss from operations...........................   (64,033)  (137,806)  (80,166)
Interest expense...............................    (2,688)      (970)     (767)
Other, net.....................................       307        360       334
                                                ---------  ---------  --------
  Interest and other, net......................    (2,381)      (610)     (433)
                                                ---------  ---------  --------
Loss before income taxes.......................   (66,414)  (138,416)  (80,599)
Benefit from (provision for) income taxes......     8,714      8,748    (2,265)
                                                ---------  ---------  --------
Net loss....................................... $ (57,700) $(129,668) $(82,864)
                                                =========  =========  ========
Net loss per common share...................... $ (852.11)
                                                =========
Weighted average number of common shares
 outstanding...................................    67,714

                See notes to consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                     FOR THE YEARS ENDED
                                                 ------------------------------
                                                 JUNE 27,  JUNE 28,   JUNE 30,
                                                   1997      1996       1995
                                                 --------  ---------  ---------
OPERATING ACTIVITIES
Net loss.......................................  $(57,700) $(129,668) $ (82,864)
Adjustments to reconcile net income to net cash
 from operating activities:
  Depreciation and amortization................    41,381     24,737     11,983
  Deferred income taxes........................    (7,505)    (3,021)      (650)
  Write-off of in-process research and develop-
   ment........................................     2,613     96,958     73,177
  Write-off of goodwill and intangibles........    17,192      2,157        --
  Unusual items................................    13,446        --         --
  Write-offs due to restructure................     1,494      4,427        --
  Other........................................       --         400        219
  Changes in operating assets and liabilities:
    Accounts receivable........................     4,583    (12,129)   (10,655)
    Inventories................................    (1,581)       (11)       (82)
    Other current assets.......................    (1,207)     1,080        367
    Accounts payable...........................    (1,609)     4,887      3,438
    Accrued employee compensation..............     2,078      2,570      4,536
    Accrued expenses...........................     2,430      4,629     (4,053)
    Accrued income taxes.......................     5,796     (3,297)     2,634
    Deferred revenue...........................     2,648      1,613      4,067
    Other liabilities..........................        44     (3,667)        26
                                                 --------  ---------  ---------
  Net cash provided by (used in) operating ac-
   tivities....................................    24,103     (8,335)     2,143
INVESTING ACTIVITIES
Acquisition of property, equipment and
 leasehold improvements, net...................   (15,823)   (10,167)    (4,671)
Acquisitions of businesses, net of cash
 acquired......................................       --     (94,007)  (124,747)
Escrow establishment...........................       --     (18,000)       --
(Increase)/decrease in other non-current
 assets, net...................................       --       1,556     (1,142)
Other, net.....................................       --           4          2
                                                 --------  ---------  ---------
  Net cash (used in) investing activities......   (15,823)  (120,614)  (130,558)
FINANCING ACTIVITIES
Sale of common stock...........................        79        --         185
Funding by Seagate Technology for acquisitions
 of businesses.................................       --     108,400    121,239
Borrowings from Seagate Technology, net........    (4,020)    20,418     11,415
                                                 --------  ---------  ---------
  Net cash provided by (used in) financing ac-
   tivities....................................    (3,941)   128,818    132,839
Effect of exchange rate changes on cash........       151          8         (4)
                                                 --------  ---------  ---------
  Increase (decrease) in cash..................     4,490       (123)     4,420
  Elimination of Arcada's net cash activity for
   the duplicated six months ended December 31,
   1995........................................       --       1,768        --
Cash at the beginning of the year..............     7,595      5,950      1,530
                                                 --------  ---------  ---------
Cash at the end of the year....................  $ 12,085  $   7,595  $   5,950
                                                 ========  =========  =========

                See notes to consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          SERIES A
                                         CONVERTIBLE       COMMON                  FOREIGN
 FOR THE YEARS ENDED JUNE 27, 1997,    PREFERRED STOCK      STOCK     ADDITIONAL  CURRENCY
  JUNE 28, 1996 AND JUNE 30, 1995     ----------------- -------------  PAID-IN   TRANSLATION ACCUMULATED
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)    SHARES   AMOUNT SHARES AMOUNT  CAPITAL   ADJUSTMENT    DEFICIT     TOTAL
------------------------------------  ---------- ------ ------ ------ ---------- ----------- ----------- ---------
BALANCE AT JULY 1,
 1994...................                     --   $--      --   $--    $ 17,511     $--       $ (10,533) $   6,978
Issuance of common stock
 upon exercise of
 options................                     --    --      --    --         185      --             --         185
Issuance of Arcada
 warrants to Conner
 Peripherals, Inc.......                     --    --      --    --       1,300      --             --       1,300
Equity funding provided
 by Conner Peripherals,
 Inc. pursuant to
 research and
 development
 arrangement............                     --    --      --    --         375      --             --         375
Acquisition by Seagate
 Technology of Creative
 Interaction
 Technologies;
 Network Computing,
 Inc.; Netlabs, Inc.;
 Frye Computer Systems,
 Inc. and Palindrome
 Corporation............                     --    --      --    --     121,239      --             --     121,239
Foreign currency
 translation
 adjustment.............                     --    --      --    --         --         2            --           2
Net loss................                     --    --      --    --         --       --         (82,864)   (82,864)
                                      ----------  ----  ------  ----   --------     ----      ---------  ---------
BALANCE AT JUNE 30,
 1995...................                     --    --      --    --     140,610        2        (93,397)    47,215
Acquisition by Seagate
 Technology of OnDemand
 Software, Inc. and
 minority interest of
 Arcada Holdings, Inc...                     --    --      --    --      98,249      --             --      98,249
Issuance of convertible
 preferred stock and
 common stock to Seagate
 Technology pursuant to
 the formation of
 Seagate Software.......              34,500,000    34  62,500   --         (34)     --             --         --
Issuance of convertible
 preferred stock to
 Seagate Technology
 pursuant to the
 acquisition of Calypso
 Software Systems,
 Inc....................               1,733,333     2     --    --      13,797      --             --      13,799
Issuance of convertible
 preferred stock to
 Seagate Technology
 pursuant to the
 acquisition of Holistic
 Systems, Ltd...........              11,200,000    11     --    --      84,046      --             --      84,057
Income Tax Benefit from
 Seagate Technology
 stock option
 exercises..............                     --    --      --    --       1,866      --             --       1,866
Foreign currency
 translation
 adjustment.............                     --    --      --    --         --         4            --           4
Net loss................                     --    --      --    --         --       --        (129,668)  (129,668)
Elimination of Arcada
 Holdings, Inc. activity
 for the duplicated six
 months ended December
 31, 1995...............                     --    --      --    --         --       --              80         80
                                      ----------  ----  ------  ----   --------     ----      ---------  ---------
BALANCE AT JUNE 28,
 1996...................              47,433,333    47  62,500   --     338,534        6       (222,985)   115,602
Income Tax Benefit from
 Seagate Technology
 stock option
 exercises..............                     --    --      --    --       3,486      --             --       3,486
Issuance of common stock
 upon exercise of
 employee stock
 options................                     --    --   20,855   --          79      --             --          79
Issuance of convertible
 preferred stock
 pursuant to the
 transfer to the Company
 of IMG Vancouver.......               7,200,000     8     --    --          (8)     --             --         --
Foreign currency
 translation
 adjustment.............                     --    --      --    --         --       151            --         151
Net loss................                     --    --      --    --         --       --         (57,700)   (57,700)
                                      ----------  ----  ------  ----   --------     ----      ---------  ---------
BALANCE AT JUNE 27,
 1997...................              54,633,333  $ 55  83,355  $--    $342,091     $157      $(280,685) $  61,618
                                      ==========  ====  ======  ====   ========     ====      =========  =========

                See notes to consolidated financial statements.

                            SEAGATE SOFTWARE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS. Seagate Software, Inc. (the "Company" or "Seagate Software") was incorporated in Delaware in November 1993. The Company develops, markets and supports software products, and provides related services through two business units. The Information Management Group ("IMG") business unit offers business intelligence products that support the access, analysis, reporting and delivery of enterprise data, and the Network and Storage Management Group ("NSMG") business unit offers infrastructure management products that support the management of Information Technology ("IT") systems. The Company's products and services are designed to provide users with more reliable and productive access to and use of critical information and increase the manageability and reliability of computing systems. The Company's offerings include products for query and reporting, on line analytical processing ("OLAP"), data backup and restoration and network management for a variety of computing environments, including Windows, Windows NT, NetWare and UNIX. The Company also offers professional services, including consulting and training programs.

  The Company is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. ("Seagate Technology" or the "Parent Company"). Seagate Technology is a data technology company that provides products for storing, managing and accessing digital information on computer and data communications systems. These products include disc drives, disc drive components and tape drives.

  BASIS OF PRESENTATION. These financial statements are presented as if the Company had existed as an entity separate from Seagate Technology during the periods presented and include the historical assets, liabilities, revenues and expenses that are directly related to the Company's operations. Intercompany transactions and balances have been eliminated.

  The Company's current capital structure was established by a recapitalization and contribution agreement in April 1996 when Arcada Holdings, Inc. ("Arcada"), an existing wholly-owned software subsidiary of Seagate Technology, changed its name to Seagate Software, Inc. and issued Common Stock to Seagate Technology. Seagate Technology then contributed to Seagate Software all of its interests in six wholly owned software subsidiaries (Palindrome Corporation; Network Computing, Inc.; NetLabs, Inc.; Frye Computer Systems, Inc.; Creative Interaction Technologies, Inc.; and OnDemand Software, Inc.) in exchange for 34,500,000 shares of Seagate Software Series A Preferred Stock. These six wholly-owned subsidiaries and Arcada had been previously acquired by Seagate Technology during the period from August 1994 through March 1996. In May 1996 and June 1996, Seagate Technology acquired two additional software companies, Calypso Software Systems, Inc. and Holistic Systems, Ltd., and contributed ownership of these companies to Seagate Software in exchange for a total of 12,933,333 shares of Series A preferred stock.

  Prior to December 1996, Seagate Technology International ("STI"), a wholly owned subsidiary of Seagate Technology, owned all outstanding capital stock (the "IMG Stock") of IMG Vancouver (formerly Crystal Services, Inc.). Pursuant to an agreement among STI, Seagate Software and IMG Vancouver dated December 19, 1996, STI surrendered the IMG Stock (which was subsequently cancelled by IMG Vancouver) in exchange for 7,200,000 Convertible Preference Shares of IMG Vancouver. On December 26, 1996, the Convertible Preference Shares were exchanged for 7,200,000 Class B Exchangeable Shares of IMG Vancouver. These Class B Exchangeable Shares do not have voting rights except as required by law, but can be exchanged at STI's sole discretion for 7,200,000 shares of Seagate Software Series A Preferred Stock. In connection with the issuance of the Class B Exchangeable Shares described above, STI was granted voting rights in Seagate Software equivalent to 7,200,000 shares of Series A Preferred Stock. Also on December 26, 1996, IMG Vancouver issued 10,000 Class A Common Shares, which carry the right to vote, to Seagate Software. Seagate Software therefore now owns all voting shares of IMG Vancouver. For financial reporting purposes, Seagate Software has control over IMG Vancouver and therefore consolidates the results of IMG Vancouver. Additionally, the 7,200,000 shares of

                            SEAGATE SOFTWARE, INC.

Series A Preferred Stock of the Company which STI could elect to receive in exchange for the Class B Exchangeable Shares of IMG Vancouver have been treated as issued and outstanding shares of Series A Preferred Stock of the Company.

  In May 1994, Seagate Technology acquired Crystal Computer Services, Inc. ("Crystal") in a transaction accounted for as a pooling-of-interests. The results of Crystal are included for all periods presented.

  In February 1996, Seagate Technology acquired Conner Peripherals, Inc. ("Conner") in a transaction accounted for as a pooling-of-interests. At the time of the merger between Seagate Technology and Conner, Arcada was approximately a 69 percent (on a fully diluted basis) majority-owned software subsidiary of Conner. In connection with the merger, Seagate Technology also acquired the outstanding minority interest of Arcada in a transaction accounted for as a purchase. Because the merger was accounted for as a pooling-of-interests, the financial statements of Seagate Software include the results of Arcada for all periods presented. Arcada had a fiscal year which ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995, has been combined with the Company's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to the Company's fiscal year end, the Company's consolidated statement of operations for the year ended June 28, 1996 includes six months (July 1, 1995 through December 31, 1995) for Arcada which are also included in the Company's consolidated statement of operations for the year ended June 30, 1995.

  The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1997 ended on June 27, 1997, fiscal 1996 ended on June 28, 1996 and fiscal 1995 ended on June 30, 1995. All fiscal years comprised 52 weeks. Fiscal 1998 will be a 53-week year and will end on July 3, 1998. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

  ECONOMIC DEPENDENCE ON SEAGATE TECHNOLOGY. The Company has incurred net losses since inception and had net losses aggregating $270,232,000 during 1997, 1996 and 1995, and had a working capital deficit at June 27, 1997, of $27,939,000. The Company has entered into a Loan Agreement dated as of June 28, 1996, between the Company and Seagate Technology, whereby the Parent Company finances certain of the Company's working capital needs. The Loan Agreement provides for maximum borrowings of up to $60,000,000 and matures within two years and is extendible by mutual consent. Borrowings from the Parent Company were $28,971,000 and $32,991,000 at June 27, 1997 and June 28, 1996, respectively. Borrowings from the Parent Company consist primarily of funding the Company's operating activities. The Company pays interest of 6% per annum on such borrowings. The Company is economically dependent on Seagate Technology and believes that to the extent future cash flows from operations and borrowings under the existing loan agreement with Seagate Technology are not sufficient to fund the Company's working capital deficit and planned activities during the next 12 months, that additional funding will be available at a reasonable cost from Seagate Technology.

  ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

  CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Accounts receivable are derived from revenues earned from customers primarily located in North America and Europe. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and historically such losses have been immaterial. Revenue from one third party customer accounted for 18 percent and 16 percent of total revenues in 1997 and 1996, respectively. In 1995, revenue from Seagate Technology was 11 percent of total revenues.

                            SEAGATE SOFTWARE, INC.

  FOREIGN CURRENCY TRANSLATION. The U.S. dollar is the functional currency for most of the Company's foreign operations. Gains and losses on the remeasurement into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations whose functional currency is the U.S. dollar. Gains and losses on translation into U.S. dollars of foreign operations whose functional currency is the local currency are recorded as a separate component of stockholders' equity.

  CASH MANAGEMENT. Seagate Technology uses a centralized cash management function for all of its domestic operations, including certain domestic operations of the Company. A substantial majority of the Company's cash is from balances maintained by the Company's foreign subsidiaries.

  CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

  INVENTORIES. Inventories are stated at the lower of cost (first in, first out method) or market, and consist primarily of materials used in software products, related supplies and packaging materials.

  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Property and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Assets under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

  IMPAIRMENT OF LONG-LIVED ASSETS. The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") during the year ended June 28, 1996. The adoption of SFAS 121 did not have a material impact on the Company's financial position or results of operations.

  GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents the excess of the purchase price of acquired companies over estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over six to seven years. The carrying values of long-term assets and intangibles other than developed technology ("other intangibles") are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that carrying values of long-term assets and other intangibles and associated goodwill will not be recoverable based on projected undiscounted future cash flows, carrying values are reduced to estimated fair values by first reducing goodwill and second by reducing long-term assets and other intangibles.

  Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete related to acquisitions accounted for by the purchase method. See Note on Business Combinations and Acquisitions. Amortization of purchased intangibles, other than acquired developed technology, is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 months to 60 months for trademarks, 48 months for assembled workforces and distribution networks, 12 to 36 months for customer bases and 18 to 24 months for covenants not to compete. In-process research and development without alternative future use is expensed when acquired.

  The Company applies Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" ("SFAS 86") to developed technologies acquired in business acquisitions. Acquired developed technology is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 60 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of acquired developed technology and associated goodwill is reviewed periodically. If estimated undiscounted future cash flows are not

                            SEAGATE SOFTWARE, INC.

sufficient to recover the combined carrying value of the acquired developed technology and associated goodwill, the carrying value of goodwill is first reduced and then the carrying value of acquired developed technology is reduced by any remaining difference.

  SOFTWARE DEVELOPMENT COSTS. Software development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain software development costs once technological feasibility is established, which based on the Company's development process is generally the completion of a working model. The capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life, which is generally three to five years, or the ratio of current revenues to current and anticipated future revenues. The time period between achieving technological feasibility and the general availability of software has been short and the capitalization of software development costs has not been material to date.

  FAIR VALUE DISCLOSURES. The Company maintains its cash principally with major banks in interest and non-interest bearing bank accounts. There are no realized or unrealized gains or losses and fair value equals carrying value for all cash balances.

  PUSHDOWN AND CARVEOUT ACCOUNTING. Seagate Technology has provided substantial services to the Company, including general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions. Seagate Technology has charged the Company for these services through corporate expense allocations. The amount of corporate expense allocations is dependent upon the total amount of allocable costs incurred by Seagate Technology on behalf of Seagate Software less amounts charged as a specific cost or expense rather than by allocation. Included in general and administrative and sales and marketing expenses are corporate allocation charges of $1,958,000, $2,260,000, and $1,273,000, for the fiscal years ended 1997, 1996 and 1995, respectively.

  The Company also participates in Seagate Technology's profit sharing and management bonus plans. Compensation expenses recorded by the Company related to these plans total $3,158,000, $910,000 and $315,000 for 1997, 1996 and
1995, respectively.

  The employees of the Company also participate in the Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock of Seagate Technology through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 80,643, 41,574 and 11,512 shares of common stock of Seagate Technology were issued to the Company's employees in 1997, 1996 and 1995, respectively.

  REVENUE RECOGNITION. The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1 entitled "Software Revenue Recognition." The Company's total revenues are derived from license revenues for its various software products as well as maintenance, support, training and consulting. Revenues for maintenance, support services, training and consulting are recognized separately from software licenses. License revenues are recognized upon delivery of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. Allowances for estimated future returns and price protection are provided upon shipment. Maintenance and support revenues consist of ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed.

  ADVERTISING EXPENSE. The cost of advertising is expensed as incurred. The Company does not incur any direct response advertising. Advertising costs totaled $21,617,000, $15,748,000 and $2,119,000 for 1997, 1996 and 1995,
respectively.

                            SEAGATE SOFTWARE, INC.

  NET LOSS PER SHARE. The net loss per common share is computed for 1997 using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from common stock options and convertible preferred stock are excluded from the computation as their effect is antidilutive. The net loss per common share for 1996 and 1995 is not presented because the Company's current capital structure did not exist prior to April 1996 and presentation for prior periods would not be meaningful.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") which the Company is required to adopt in the fiscal quarter ended January 2, 1998. At that time, the Company will be required to change the method currently used to compute net income (loss) per share and to restate all prior periods. Under the new requirements for calculating primary net income (loss) per share, the dilutive effect of stock options will be excluded. If SFAS 128 had been effective for 1997, it would not have had an effect on the reported net loss per share as only the weighted average number of shares of common stock outstanding during the period was used in the calculation.

  ACCOUNTS RECEIVABLE.

  Accounts receivable are summarized below, in thousands:

                                                                1997     1996
                                                               -------  -------
Accounts receivable........................................... $29,442  $33,352
Less allowance for non-collection.............................  (1,270)    (597)
                                                               -------  -------
                                                               $28,172  $32,755
                                                               =======  =======

  INVENTORIES.

  Inventories are summarized below, in thousands:

                                                                1997     1996
                                                               -------  -------
Raw materials................................................. $ 1,699  $   712
Finished goods................................................   1,507      913
                                                               -------  -------
                                                               $ 3,206  $ 1,625
                                                               =======  =======

  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS.

  Property, equipment and leasehold improvements consisted of the following, in thousands:

                                             ESTIMATED
                                            USEFUL LIFE       1997     1996
                                        ------------------- --------  -------
Equipment.............................. Three to five years $ 27,504  $17,518
Building and leasehold improvements....    Life of lease       6,428    2,622
Construction in progress...............                        2,505      474
                                                            --------  -------
                                                              36,437   20,614
Less accumulated depreciation and
 amortization..........................                      (15,652)  (5,453)
                                                            --------  -------
                                                            $ 20,785  $15,161
                                                            ========  =======

  Depreciation expense was $8,911,000, $3,918,000, and $2,197,000 in 1997,
1996, and 1995, respectively.

                            SEAGATE SOFTWARE, INC.

  GOODWILL AND OTHER INTANGIBLES.

  Goodwill and other intangibles consisted of the following, in thousands:

                                                               1997      1996
                                                             --------  --------
Goodwill.................................................... $ 46,200  $ 60,167
Developed technology........................................   46,136    58,165
Trademarks..................................................    9,972     9,551
Assembled workforce.........................................    6,666     6,526
Distribution network........................................    2,925     2,925
Other intangibles...........................................   12,853    12,576
                                                             --------  --------
                                                              124,752   149,910
Accumulated amortization....................................  (49,446)  (26,281)
                                                             --------  --------
Goodwill and other intangibles.............................. $ 75,306  $123,629
                                                             ========  ========

  Amortization of developed technologies is included in costs of revenues. In 1997 the amortization of acquired developed technologies includes write-downs and write-offs to net realizable value of $6,918,000. In 1997 and 1996 the amortization of goodwill and other intangibles includes write-downs and write-offs to estimated fair value of $10,259,000 and $2,157,000, respectively.

BUSINESS COMBINATIONS AND ACQUISITIONS

  The Company acquired a total of nine companies and one minority interest during 1996 and 1995. There were no acquisitions in 1997.

  VALUATION OF ACQUIRED INTANGIBLE ASSETS. Values assigned to acquired in-process research and development, developed technology, distribution networks, customer bases, trademarks, and assembled workforces were determined using independent valuations obtained by the Company.

  To determine the value of in-process research and development, the Company considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses.

  To determine the value of developed technologies, the expected future cash flows of existing product technologies were evaluated taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

  To determine the value of the distribution networks and customer bases, the Company considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to the Company and risks related to the viability of and potential changes to future target markets.

                            SEAGATE SOFTWARE, INC.

  To determine the value of trademarks, the Company considered, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

  To determine the value of assembled workforces, the Company considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs .

  Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionally until there was no negative goodwill.

  ACQUISITION OF MINORITY INTEREST OF ARCADA HOLDINGS, INC. The combination of Seagate Software with Arcada, a company which develops, markets and supports data protection and storage management software products that operated across multiple desktop and client/server environments, was accounted for as a pooling-of-interests and, accordingly, all prior periods presented in the accompanying consolidated financial statements include the accounts and operations of Arcada. Arcada's results of operations for the duplicated six months ended December 30, 1995 were as follows, in thousands:

                                                               SIX MONTHS ENDED
                                                               DECEMBER 30, 1995
                                                               -----------------
      Net revenues............................................      $37,700
      Operating expenses......................................       29,320
      Other income (expense)..................................          588
      Net loss................................................          (80)

  In connection with the pooling-of-interests, the Company acquired the then outstanding minority interest of Arcada. The minority interest was approximately 31 percent on a fully diluted basis. The acquisition of the minority interest was accounted for as a purchase and in connection with the acquisition, Seagate Technology issued common stock and options to purchase common stock with a fair market value of approximately $85,074,000. The following is a summary of the purchase price allocation for the acquisition of the minority interest, in thousands:

      Assembled workforce.....................................      $ 1,355
      Distribution network....................................           94
      Corporate accounts......................................          375
      Strategic alliances.....................................        1,437
      OEM agreements..........................................        3,217
      Value added resellers...................................        2,030
      Trademarks..............................................        2,811
      Developed technology....................................        4,623
      In-process research and development.....................       43,949
      Deferred tax liability..................................       (6,254)
      Goodwill................................................       31,437
                                                                    -------
                                                                    $85,074
                                                                    =======

  ACQUISITION OF PALINDROME CORPORATION. In August 1994, the Company acquired all of the outstanding shares and stock options of Palindrome Corporation ("Palindrome"), a company engaged in developing, producing and marketing data protection and management software for NetWare-based networks and enterprise LANs. The purchase price of approximately $70,244,000 was paid in cash. The Company accounted for the

                            SEAGATE SOFTWARE, INC.

acquisition using the purchase method, and the results of operations of Palindrome are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $ 5,680
      Liabilities assumed..............................................  (4,557)
      Trademarks.......................................................   2,000
      Assembled workforce..............................................   1,900
      Distribution network.............................................   2,900
      Developed technology.............................................  13,020
      In-process research and development..............................  42,980
      Deferred tax liability...........................................  (1,710)
      Goodwill.........................................................   8,031
                                                                        -------
                                                                        $70,244
                                                                        =======

  ACQUISITION OF NETWORK COMPUTING, INC. In February 1995, the Company acquired all of the outstanding shares and stock options of Network Computing, Inc. ("NCI"), a company engaged in developing, producing and marketing network management software products for Novell NetWare networks. The purchase price of approximately $10,488,000 was paid in cash. The Company accounted for the acquisition using the purchase method, and the results of operations of NCI are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $   383
      Liabilities assumed..............................................    (554)
      Trademarks.......................................................     850
      Assembled workforce..............................................     410
      Developed technology.............................................   2,310
      Customer base....................................................     140
      Covenant not to compete..........................................   1,040
      In-process research and development..............................   5,280
      Deferred tax liability...........................................  (1,786)
      Goodwill.........................................................   2,415
                                                                        -------
                                                                        $10,488
                                                                        =======

  ACQUISITION OF NETLABS, INC. In March 1995, the Company acquired all of the outstanding shares and stock options of NetLabs, Inc. ("NetLabs"), a company engaged in developing, producing and marketing network management software solutions for UNIX-based networks. The purchase price of approximately $15,262,000 was paid in cash. The Company accounted for the acquisition using the purchase method, and the results of operations of NetLabs are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $ 2,457
      Liabilities assumed..............................................  (5,208)
      Assembled workforce..............................................   1,380
      Developed technology.............................................   5,000
      In-process research and development..............................   7,500
      Deferred tax liability...........................................  (2,370)
      Goodwill.........................................................   6,503
                                                                        -------
                                                                        $15,262
                                                                        =======

                            SEAGATE SOFTWARE, INC.

  ACQUISITION OF FRYE COMPUTER SYSTEMS, INC. In May 1995, the Company acquired all of the outstanding shares of Frye Computer Systems, Inc. ("Frye"), a company engaged in developing, producing and marketing network management software solutions for PC-LANs. The purchase price of approximately $15,164,000 was paid in cash. The Company accounted for the acquisition using the purchase method, and the results of operations of Frye are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $ 1,364
      Liabilities assumed..............................................    (503)
      Trademarks.......................................................     300
      Assembled workforce..............................................     600
      Developed technology.............................................   2,600
      Covenant not to compete..........................................   1,900
      In-process research and development..............................   8,900
      Deferred tax liability...........................................  (2,030)
      Goodwill.........................................................   2,033
                                                                        -------
                                                                        $15,164
                                                                        =======

  ACQUISITION OF CREATIVE INTERACTION TECHNOLOGIES. In June 1995, the Company acquired all of the outstanding shares and stock options of Creative Interaction Technologies ("CIT"), a company engaged in developing, producing and marketing AshWin, a batch scheduler for heterogeneous client/server computing. The purchase price of approximately $10,080,000 was paid in cash. The Company accounted for the acquisition using the purchase method, and the results of operations of CIT are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $   284
      Liabilities assumed..............................................    (764)
      Assembled workforce..............................................     220
      Developed technology.............................................   4,200
      In-process research and development..............................   5,700
      Deferred tax liability...........................................  (1,662)
      Goodwill.........................................................   2,102
                                                                        -------
                                                                        $10,080
                                                                        =======

  ACQUISITION OF SYTRON CORPORATION. In July 1995, Arcada Software, Inc., a majority-owned subsidiary of Arcada, acquired the assets and liabilities of Sytron Corporation ("Sytron"), a company which develops, produces and markets software products for data storage management. The purchase price of approximately $5,017,000 was paid in cash. Arcada accounted for the acquisition using the purchase method, and the results of operations of Sytron are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets.......................... $  848
      Liabilities assumed...............................................   (508)
      Developed technology..............................................  1,487
      In-process research and development...............................  2,817
      Goodwill..........................................................    373
                                                                         ------
                                                                         $5,017
                                                                         ======

                            SEAGATE SOFTWARE, INC.

  ACQUISITION OF ONDEMAND SOFTWARE, INC. In March 1996, the Company acquired all of the outstanding shares and stock options of OnDemand Software, Inc. ("OnDemand"), a company engaged in developing, producing and marketing WinINSTALL, a product which automates installation, upgrades and uninstalls of network applications throughout the enterprise. The purchase price of approximately $13,425,000 was paid in cash. The Company accounted for the acquisition using the purchase method, and the results of operations of OnDemand are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $   832
      Liabilities assumed..............................................    (227)
      Assembled workforce..............................................     270
      Developed technology.............................................   2,000
      Covenant not to compete..........................................      50
      In-process research and development..............................   8,900
      Goodwill.........................................................   1,600
                                                                        -------
                                                                        $13,425
                                                                        =======

  ACQUISITION OF CALYPSO SOFTWARE SYSTEMS, INC. In May 1996, the Company acquired all of the outstanding shares of Calypso Software Systems, Inc. ("Calypso"), a company engaged in developing, producing and marketing software for managing systems and applications in complex, distributed client/server computer networks. The purchase price of approximately $13,865,000 was paid in cash. The Company accounted for the acquisition using the purchase method, and the results of operations of Calypso are only included in the Company's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $ 1,209
      Liabilities assumed..............................................    (245)
      Assembled workforce..............................................     400
      Developed technology.............................................   3,600
      Customer base....................................................     540
      In-process research and development..............................   5,400
      Goodwill.........................................................   2,961
                                                                        -------
                                                                        $13,865
                                                                        =======

                            SEAGATE SOFTWARE, INC.

  ACQUISITION OF HOLISTIC SYSTEMS, LTD. In June 1996, the Company acquired all of the outstanding shares of Holistic Systems, Ltd. ("Holistic"), a company engaged in developing, producing and marketing OLAP-compliant, integrated enterprise business intelligence systems encompassing facilities for executive information, decision support and other business intelligence applications. The purchase price of approximately $85,458,000 was paid in cash, and a portion of such consideration ($18,000,000) was placed in escrow for contingent consideration. The escrow was released by the Company during the third quarter of fiscal 1997. The Company accounted for the acquisition using the purchase method, and the results of operations of Holistic are only included in the Company's operations since the acquisition was completed. The following is a summary of the initial purchase price allocation, in thousands:

      Current assets and other tangible assets......................... $ 9,993
      Liabilities assumed..............................................  (5,087)
      Trademarks.......................................................   5,889
      Assembled workforce..............................................   1,890
      Developed technology.............................................  16,453
      Customer base....................................................   3,746
      In-process research and development..............................  35,892
      Restricted cash held in escrow...................................  18,000
      Deferred tax liability...........................................  (1,318)
      Goodwill.........................................................     --
                                                                        -------
                                                                        $85,458
                                                                        =======

  As noted above, $18,000,000 of the acquisition consideration was held in escrow as contingent consideration. The Company decided to release to the former shareholders of Holistic the escrow funds of $18,000,000 in the third quarter of fiscal 1997 even though the required contingencies had not been satisfied. As a result, the Company recorded compensation expense as an unusual item amounting to $13,446,000 for payments made to Company employees who were also former shareholders of Holistic and an additional purchase price amount of $4,554,000 for payments to former shareholders of Holistic who were not employees of the Company. The additional purchase price was allocated based on the same methodology as the original purchase price and in the third quarter of 1997, the Company recorded an additional in-process research and development write-off of $2,613,000, acquired intangible assets of $2,037,000 and a deferred tax liability of $96,000.

STOCKHOLDERS' EQUITY

  The Company's authorized capital stock consists of 95,600,000 shares of common stock and 73,000,000 shares of preferred stock, 54,633,333 of which have been designated as Series A preferred stock and 18,366,667 of which remain undesignated.

  PREFERRED STOCK. The Series A preferred have the following rights, preferences and privileges:

  Conversion. The holders of the Series A preferred stock have the right to convert the Series A preferred stock at any time into common stock. The preferred stock will be automatically converted into common stock, at the then effective conversion price, upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. The initial conversion rate will be one share of preferred stock for each share of common stock. The conversion price of the preferred stock will be subject to adjustment to reduce the effect of dilution in the event that the Company issues additional shares of common stock or equivalents.

                            SEAGATE SOFTWARE, INC.

  Voting. Each share of Series A preferred stock entitles the holder to one vote for each share of common stock into which such share could then be converted. Except as required by law, the holders of shares of Series A preferred stock and the holders of shares of common stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

  Dividend Preference. The holders of shares of Series A preferred stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, an annual cash dividend in the amount of $0.45 per share (as adjusted to reflect any stock split, stock dividend, combination, recapitalization and the like (collectively a "Recapitalization") with respect to the Series A preferred stock), prior and in preference to any declaration or payment of any dividend (payable other than in common stock) on the common stock of the Company. Such dividends shall not be cumulative, and no right shall accrue to holders of Series A preferred stock by reason of the fact that dividends on such shares are not declared or paid in any year. On the date that is the end of the first fiscal year in which the Company recognizes net income after taxes, the holders of shares of Series A preferred stock shall be entitled to receive, out of funds legally available for the purpose, an annual cash dividend in the amount of $0.45 per share (as adjusted to reflect any Recapitalization) prior and in preference to any declaration or payment of any dividend (payable other than in common stock) on the common stock of the Company (the "Cumulative Dividend"). The Cumulative Dividend shall accrue from the Cumulative Dividend Date and shall be payable only when, as and if determined by the Board, provided, that if the Cumulative Dividend shall not have been paid and a sum sufficient for the payment thereof set apart, the deficiency shall first be fully paid before any dividend or other distribution (other than dividends payable solely in common stock) shall be paid or declared and set apart for the common stock of the Company. In the event any dividend shall be paid to the holders of common stock such dividend shall be distributed among the holders of the common stock and the Series A preferred stock in proportion to the shares of common stock then held by them and the shares of common stock which they then have the right to acquire upon the conversion of the Series A preferred stock held by them.

  Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, a distribution equivalent to the liquidation preference shall be made to the holders of Series A preferred stock before any amount shall be paid to the holders of common stock of $7.50 per share, plus all accrued or declared but unpaid dividends, if any.


  DIVIDENDS. No dividends have been declared, or paid, to date by the Company on any of the outstanding common stock or preferred stock.

  STOCK OPTION PLANS. The Company's 1996 Stock Option Plan (the "Plan") provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of the Company. The Company has reserved a total of 12,600,000 shares under the Plan. Options granted under the Company's Plan are granted at fair market value, expire ten years from the date of the grant and vest over four years, 20% at the end of year one and year two and 30% at the end of year three and year four.

                          SEAGATE SOFTWARE, INC.

  Following is a summary of stock option activity from the inception of the plan through the year ended June 27, 1997:

                                                       OPTIONS OUTSTANDING
                                                    ---------------------------
                                                     NUMBER    WEIGHTED AVERAGE
                                                    OF SHARES   EXERCISE PRICE
                                                    ---------  ----------------
Balance at June 30, 1995...........................       --          --
  Granted.......................................... 3,276,200       $4.00
  Exercised........................................       --          --
  Canceled.........................................   (45,088)      $4.00
                                                    ---------
Balance at June 28, 1996........................... 3,231,112       $4.00
  Granted.......................................... 2,851,255       $5.42
  Exercised........................................   (20,855)      $4.00
  Canceled.........................................  (973,733)      $4.36
                                                    ---------
Balance at June 27, 1997........................... 5,087,779       $4.73
                                                    =========

  Options available for grant were 7,491,366 at June 27, 1997 and 9,368,888 at June 28, 1996. The following tables summarize information about options outstanding at June 27, 1997.

                                              OPTIONS OUTSTANDING
                                ------------------------------------------------
                                            WEIGHTED AVERAGE
                                 NUMBER   REMAINING CONTRACTUAL WEIGHTED AVERAGE
EXERCISE PRICES                 OF SHARES    LIFE (IN YEARS)     EXERCISE PRICE
---------------                 --------- --------------------- ----------------
$4.00.......................... 3,236,319          9.0               $4.00
$6.00.......................... 1,851,460          9.6               $6.00
                                ---------
  Total........................ 5,087,779          9.2               $4.73
                                =========

                                                         EXERCISABLE OPTIONS
                                                      --------------------------
                                                       NUMBER   WEIGHTED AVERAGE
EXERCISE PRICES                                       OF SHARES  EXERCISE PRICE
---------------                                       --------- ----------------
$4.00................................................  531,213       $4.00
$6.00................................................      --          --
                                                       -------
  Total..............................................  531,213       $4.00
                                                       =======

  PRO FORMA INFORMATION. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to APB Opinion 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosures. The Company has elected to follow APBO 25 in accounting for stock options granted. Under APBO 25, the Company generally recognized no compensation expense with respect to such options.

  Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1995 as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value of the Company's stock options was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because

                            SEAGATE SOFTWARE, INC.

the Company's stock options granted to employees have characteristics significantly different from those of exchange-traded options (and are not fully transferable) and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its stock options granted to employees. The fair value of the Company's stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                                                 SEAGATE
                                         SEAGATE SOFTWARE      TECHNOLOGY
                                             INCENTIVE       EMPLOYEE STOCK
                                           STOCK OPTION         PURCHASE
                                            PLAN SHARES        PLAN SHARES
                                         ------------------  -----------------
                                           1997      1996     1997      1996
                                         --------  --------  -------   -------
Expected life (in years)................     3.65      3.65      .50       .50
Risk-free interest rate.................      6.2%      5.6%     5.4%      5.4%
Volatility..............................      .55       .55      .46       .46

  The weighted average exercise price and weighted average fair value of stock options granted in 1997 under the Company's Plan were $5.42 and $2.48 per share, respectively. The weighted average purchase price and weighted average fair value of shares granted in 1997 under the Seagate Technology Employee Stock Purchase Plan were $32.88 and $8.89, respectively.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period (for stock options) and the six month purchase period for stock purchases under the Purchase Plan. Pro forma net loss per common share is not presented for 1996 as the Company did not have a formal capital structure during most of 1996. The Company's pro forma information follows, in thousands:

                                                              1997      1996
                                                            --------  ---------
Net loss................................................... $(61,568) $(130,043)
Net loss per common share.................................. $(909.24)

  The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, and the Company did not commence granting stock options for the purchase of Seagate Software common stock until June 1996, the pro forma effect will not be fully reflected until 2000.

INCOME TAXES

  The Company is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and the Company have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which the Company computes hypothetical tax returns as if the Company was not joined in consolidated or combined returns with Seagate Technology. The Company must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay the Company the amount of such refunds. At the end of fiscal 1997 and 1996, there were no outstanding intercompany tax-related balances due to or from the Company to Seagate Technology.

                            SEAGATE SOFTWARE, INC.

  The (benefit from) provision for income taxes consisted of the following, in thousands:

                                                       1997     1996     1995
                                                      -------  -------  -------
Current Tax Expense
  Federal............................................ $(5,007) $(7,196) $   367
  State..............................................    (384)    (762)     188
  Foreign............................................   4,182      996    1,710
                                                      -------  -------  -------
Total Current Tax Expense............................  (1,209)  (6,962)   2,265
                                                      =======  =======  =======
Deferred Tax Expense
  Federal............................................  (6,330)  (1,498)     --
  State..............................................  (1,175)    (288)     --
                                                      -------  -------  -------
Total Deferred Tax Expense...........................  (7,505)  (1,786)     --
                                                      -------  -------  -------
(Benefit from) provision for Income Taxes............ $(8,714) $(8,748) $ 2,265
                                                      =======  =======  =======

  For purposes of the historical financial statements, the benefit from income taxes has been computed on a separate return basis, except that the tax benefits of certain of the Company's tax losses and credits were allocated to the Company on a current basis if such losses could be utilized by Seagate Technology in its tax returns.

  The proforma information assuming a tax benefit based on a separate return basis is as follows, in thousands:

                                                                    YEAR ENDED
                                                                   JUNE 27, 1997
                                                                   -------------
   Loss before benefit from income taxes..........................   $(66,414)
   (Benefit) from income taxes....................................     (3,323)
                                                                     --------
   Net Loss.......................................................   $(63,091)
                                                                     ========

  The income tax benefits related to the exercise of employee stock options increased amounts due from Seagate Technology pursuant to the Tax Allocation Agreement and were credited to additional paid-in capital. Such amounts approximated $3,486,000, $1,866,000 and none in 1997, 1996 and 1995, respectively.

                            SEAGATE SOFTWARE, INC.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows, in thousands:

                                                             1997      1996
                                                           --------  ---------
                    Deferred Tax Assets
Receivable reserves....................................... $  1,859  $     960
Accrued warranty..........................................      192        128
Inventory valuation accounts..............................      299        501
Accrued compensation and benefits.........................    1,517      1,399
Depreciation..............................................      827        576
Accrued restructuring.....................................      963      1,655
Accrued expenses not currently deductible.................      850        597
Acquisition related items.................................   34,745     24,656
Domestic and foreign net operating loss carryforwards.....   13,098     12,684
Tax credit carryforwards..................................    1,155      1,155
Other.....................................................    2,372      1,620
                                                           --------  ---------
  Total Deferred Tax Assets...............................   57,877     45,931
Valuation allowance.......................................  (57,877)   (45,931)
                                                           --------  ---------
  Net Deferred Tax Assets.................................      --         --
                                                           ========  =========
                 Deferred Tax Liabilities
Acquisition related items.................................   (6,233)   (13,738)
                                                           --------  ---------
  Total Deferred Tax Liabilities..........................   (6,233)   (13,738)
                                                           --------  ---------
Net Deferred Tax Liabilities.............................. $ (6,233) $ (13,738)
                                                           ========  =========

  A valuation allowance has been provided for the deferred tax assets as of the end of fiscal 1997 and 1996. Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. In addition, the net operating loss and tax credit carryforwards of acquired subsidiaries are subject to further limitations on utilization due to the "change in ownership" provisions of Internal Revenue Code Section 382 and the "separate return limitation year" rules of the federal consolidated return regulations. Approximately $8,213,000 of the valuation allowance in fiscal 1997 and 1996 is attributable to deferred tax assets that when realized, will reduce unamortized goodwill or other intangible assets of the acquired subsidiaries. The valuation allowance increased by $11,946,000, $26,038,000 and $13,161,000 in 1997, 1996 and 1995, respectively.

  As of June 27, 1997, the Company has domestic and foreign net operating loss carryforwards of approximately $37,515,000 expiring in 2003 through 2010 if not used to offset future taxable income. In addition, the Company, as of June 27, 1997, has research and development tax credit carryforwards of approximately $1,155,000 expiring in 2005 through 2011 if not used to offset future tax liabilities.

                            SEAGATE SOFTWARE, INC.

  The reconciliation between the (benefit from) provision for income taxes at the U.S. statutory rate and the effective rate are summarized as follows, in thousands:

                                                   1997      1996      1995
                                                 --------  --------  --------
(Benefit) provision at U.S. statutory rate...... $(23,245) $(48,446) $(28,210)
State income taxes (benefit), net...............     (382)     (762)      188
Foreign taxes in excess of the U.S. statutory
 rate...........................................      255        25       --
In-process research and development.............      --     15,382    24,626
Goodwill and other acquisition related items....    5,666     2,833     1,217
Valuation allowance.............................    8,871    22,216     4,293
Other...........................................      121         4       151
                                                 --------  --------  --------
                                                 $ (8,714) $ (8,748) $  2,265
                                                 ========  ========  ========

RESTRUCTURING COSTS

  In March 1996, the Company recorded restructuring charges totaling $9,502,000 as a result of the acquisition of Arcada, a majority-owned subsidiary of Seagate Technology which was acquired in connection with Seagate Technology's merger with Conner. The restructuring charges were incurred for the reduction of personnel, write-off or write down of equipment, intangibles and other assets, closure of duplicate and excess facilities, attorneys and accountants fees, contract cancellations and other expenses. In connection with the restructuring, the Company expects a total workforce reduction of approximately 121 employees. Of that number, approximately 64 have been terminated as of June 27, 1997, and a certain number of employees have left the Company due to normal attrition.

  During 1997, the Company recorded restructuring charges of approximately $2,524,000, which consisted of $3,481,000 resulting from NSMG's consolidation efforts, offset by an adjustment to reduce the 1996 restructuring by $957,000. The restructuring charges were incurred for the reduction of personnel, write-off or write down of equipment, intangibles and other assets, closure of duplicate and excess facilities and other expenses. In connection with such restructuring, the Company currently expects a total workforce reduction of approximately 109 employees. Of that number, approximately 84 have been terminated as of June 27, 1997, and a certain number of employees have left the Company due to normal attrition.

  The following table summarizes the Company's restructuring activity for the two years ended June 27, 1997, in thousands:

                                                                                 CONTRACT
                                                    EQUIPMENT,                 CANCELLATIONS
                          SEVERANCES    EXCESS     INTANGIBLES    PROFESSIONAL   AND OTHER
                         AND BENEFITS FACILITIES AND OTHER ASSETS     FEES       EXPENSES     TOTAL
                         ------------ ---------- ---------------- ------------ ------------- -------
1996 restructuring
 charges................    $1,554      $1,571       $ 5,630         $ 525         $ 222     $ 9,502
Cash charges............      (518)        --            --           (568)          --       (1,086)
Non-cash charges........       --         (121)       (4,168)          --           (138)     (4,427)
                            ------      ------       -------         -----         -----     -------
Reserve balances, June
 28, 1996...............     1,036       1,450         1,462           (43)           84       3,989
1997 restructuring
 charges................       770         505         2,106           --            100       3,481
Cash charges............      (975)       (915)          --            --            --       (1,890)
Non-cash charges........       --          (72)       (1,422)          --            --       (1,494)
Adjustments and
 reclassifications......      (351)        267          (732)           43          (184)       (957)
                            ------      ------       -------         -----         -----     -------
Reserve balances, June
 27, 1997...............    $  480      $1,235       $ 1,414         $ --          $ --      $ 3,129
                            ======      ======       =======         =====         =====     =======

                            SEAGATE SOFTWARE, INC.

BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates in a single industry segment by developing, marketing and supporting business intelligence and systems infrastructure management software products, and related professional services.

  The following tables summarize the Company's operations in different geographic areas, in thousands:

                                           YEAR ENDED JUNE 27, 1997
                                 ----------------------------------------------
                                                      ADJUSTMENTS
                                   NORTH                  AND
                                  AMERICA    EUROPE   ELIMINATIONS CONSOLIDATED
                                 ---------  --------  ------------ ------------
Revenues from unaffiliated
 customers.....................  $ 203,324  $ 13,626    $   --      $ 216,950
Transfers between geographic
 areas.........................        861       841     (1,702)          --
                                 ---------  --------    -------     ---------
Total net sales................  $ 204,185  $ 14,467    $(1,702)    $ 216,950
                                 =========  ========    =======     =========
Income (loss) from operations..    (58,962)   (5,071)       --        (64,033)
Other income (expense), net....     (2,315)      (66)       --         (2,381)
                                 ---------  --------    -------     ---------
Income (loss) before income
 taxes.........................  $ (61,277) $ (5,137)   $   --      $ (66,414)
                                 =========  ========    =======     =========
Identifiable assets............  $ 103,880  $ 39,714    $   --      $ 143,594
                                 =========  ========    =======     =========
                                           YEAR ENDED JUNE 28, 1996
                                 ----------------------------------------------
                                                      ADJUSTMENTS
                                   NORTH                  AND
                                  AMERICA    EUROPE   ELIMINATIONS CONSOLIDATED
                                 ---------  --------  ------------ ------------
Revenues from unaffiliated
 customers.....................  $ 139,123  $  2,463    $   --      $ 141,586
Transfers between geographic
 areas.........................        312       --        (312)          --
                                 ---------  --------    -------     ---------
Total net sales................  $ 139,435  $  2,463    $  (312)    $ 141,586
                                 =========  ========    =======     =========
Income (loss) from operations..   (102,273)  (35,533)       --       (137,806)
Other income (expense), net....       (644)       34        --           (610)
                                 ---------  --------    -------     ---------
Income (loss) before income
 taxes.........................  $(102,917) $(35,499)       --      $(138,416)
                                 =========  ========    =======     =========
Identifiable assets............  $ 155,730  $ 45,868        --      $ 201,598
                                 =========  ========    =======     =========

  The loss from operations includes net revenues less operating expenses. The loss from operations in Europe for the year ended June 28, 1996 is primarily related to the write-off of $35,892,000 of in-process research and development in connection with the acquisition of Holistic. The loss from operations in Europe for the year ended June 27, 1997 includes approximately $7,662,000 related to the amortization of intangible assets relating to the acquisition of Holistic and $2,613,000 relating to the write-off of in-process research and development for contingent payments made to the former shareholders of Holistic during 1997. The identifiable assets by geographic area are those assets used in the Company's operations in each area.

  Export sales were $44,129,000, $33,617,000 and $13,343,000 in 1997, 1996 and
1995, respectively.

LEGAL PROCEEDINGS

  On November 10, 1997, Vedatech Corporation ("Vedatech") commenced an action against the Company's United Kingdom subsidiary, Seagate Software Information Management Group, Ltd. ("SS IMG LTD") in the High Court of Justice in the United Kingdom. The Writ alleges that SS IMG LTD breached an existing oral agreement and also alleges joint ownership of the United Kingdom copyright for the Japanese translation of a Company software product (the "Complaint"). The Company has not yet filed a response to Vedatech's writ.

                            SEAGATE SOFTWARE, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

The Company believes the Complaint has no merit and intends to vigorously defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that it would not have a material adverse effect on the Company's liquidity, financial position, or results of operations.

  In addition to the foregoing, the Company is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position, liquidity, or results of operations.

COMMITMENTS

  LEASES. The Company leases certain property, facilities and equipment under non-cancelable lease agreements. Facility leases expire at various dates through 2008 and contain various provisions for rental adjustments. The leases require the Company to pay property taxes, insurance and normal maintenance costs. The Company also occupies certain facilities owned by Seagate Technology. Future minimum payments for operating leases were as follows at June 27, 1997, in thousands:

                                                                       OPERATING
                                                                        LEASES
                                                                       ---------
      1998............................................................  $ 5,701
      1999............................................................    5,271
      2000............................................................    3,639
      2001............................................................    3,117
      2002............................................................    2,836
      After 2002......................................................   13,302
                                                                        -------
                                                                        $33,866
                                                                        =======

  Total rent expense for all facility and equipment operating leases was approximately $5,292,000, $3,181,000 and $1,941,000 for 1997, 1996 and 1995,
respectively.

  CAPITAL EXPENDITURES. The Company did not have any material commitments for construction of facilities as of June 27, 1997.

SUPPLEMENTAL CASH FLOW INFORMATION

                                                            1997   1996   1995
                                                           ------ ------ ------
Cash Transactions, in thousands:
  Cash paid for interest.................................. $  214 $   36 $  227
  Cash paid for income taxes..............................  2,357  4,892  4,151

                          SEAGATE SOFTWARE, INC.

                   CONDENSED CONSOLIDATED BALANCE SHEETS

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                         OCTOBER 3,  JUNE 27,
                                                            1997       1997
                                                         ----------- ---------
                                                         (UNAUDITED)
                         ASSETS
Cash....................................................  $   9,175  $  12,085
Accounts receivable, net................................     30,874     28,172
Inventories.............................................      2,375      3,206
Deferred income taxes...................................         47        --
Other current assets....................................      3,967      4,040
                                                          ---------  ---------
    Total Current Assets................................     46,438     47,503
Property, equipment and leasehold improvements, net.....     19,512     20,785
Goodwill and other intangibles, net.....................     67,729     75,306
                                                          ---------  ---------
    Total Assets........................................  $ 133,679  $ 143,594
                                                          =========  =========
                      LIABILITIES
Loan payable to Seagate Technology......................  $  27,435  $  28,971
Accounts payable........................................      8,509      9,116
Accrued employee compensation...........................     10,984     10,267
Accrued expenses........................................     11,883     16,035
Accrued income taxes....................................      1,994      2,699
Deferred revenue........................................      8,797      8,354
                                                          ---------  ---------
    Total Current Liabilities...........................     69,602     75,442
Deferred income taxes...................................      4,773      6,233
Other liabilities.......................................        277        301
                                                          ---------  ---------
    Total Liabilities...................................     74,652     81,976
                                                          ---------  ---------
                  STOCKHOLDERS' EQUITY
Convertible preferred stock.............................         55         55
Common stock............................................        --         --
Additional paid-in capital..............................    342,453    342,091
Accumulated deficit.....................................   (283,600)  (280,685)
Foreign currency translation adjustment.................        119        157
                                                          ---------  ---------
    Total Stockholders' Equity..........................     59,027     61,618
                                                          ---------  ---------
    Total Liabilities and Stockholders' Equity..........  $ 133,679  $ 143,594
                                                          =========  =========

         See notes to condensed consolidated financial statements.

                          SEAGATE SOFTWARE, INC.

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                (UNAUDITED)

                                 THREE MONTHS ENDED
                              ------------------------
                              OCTOBER 3, SEPTEMBER 27,
                                 1997        1996
                              ---------- -------------
Revenues:
  License...................   $51,797     $ 44,165
  License from Seagate
   Technology, Inc..........     1,000        2,217
  Maintenance, support and
   other....................    10,225        5,081
                               -------     --------
    Total revenues..........    63,022       51,463
Cost of revenues:
  License...................     4,969        5,462
  License from Seagate
   Technology, Inc..........       285          597
  Maintenance, support and
   other....................     4,600        1,146
  Amortization of developed
   technologies.............     3,942        4,421
                               -------     --------
    Total cost of revenues..    13,796       11,626
                               -------     --------
Gross profit................    49,226       39,837
Operating expenses:
  Sales and marketing.......    28,697       24,261
  Research and development..    11,393       10,488
  General and administrative
   .........................     9,079        8,257
  Amortization of goodwill
   and other intangibles....     3,456        4,439
                               -------     --------
    Total operating
     expenses...............    52,625       47,445
                               -------     --------
Loss from operations........    (3,399)      (7,608)
Interest expense............      (300)        (101)
Other, net..................       165         (198)
                               -------     --------
    Interest and other,
     net....................      (135)        (299)
                               -------     --------
Loss before income taxes....    (3,534)      (7,907)
Benefits from (provision
 for) income taxes..........       619           43
                               -------     --------
Net loss....................   $(2,915)    $ (7,864)
                               =======     ========
Net loss per common share...   $(28.12)    $(125.82)
                               =======     ========
Weighted average number of
 common shares outstanding..   103,659       62,500

         See notes to condensed consolidated financial statements.

                          SEAGATE SOFTWARE, INC.

              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (IN THOUSANDS)

                                (UNAUDITED)

                                                         THREE MONTHS ENDED
                                                      ------------------------
                                                      OCTOBER 3, SEPTEMBER 27,
                                                         1997        1996
                                                      ---------- -------------
OPERATING ACTIVITIES
Net loss.............................................  $(2,915)     $(7,864)
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization......................   10,245       12,445
  Deferred income taxes..............................   (1,507)      (1,650)
  Write-off of goodwill and intangibles..............      --           800
  Write-offs due to restructure......................      553          --
  Changes in operating assets and liabilities:
    Accounts receivable..............................   (2,702)      (7,512)
    Inventories......................................      831          (89)
    Other current assets.............................       73         (123)
    Accounts payable.................................     (607)       3,545
    Accrued employee compensation....................      717        2,841
    Accrued expenses.................................   (4,152)      (2,537)
    Accrued income taxes.............................     (512)          93
    Deferred revenue.................................      443        1,150
    Other assets and liabilities.....................      (24)        (110)
                                                       -------      -------
  Net cash provided by (used in) operating
   activities........................................      443          989
INVESTING ACTIVITIES
Acquisition of property, equipment and leasehold
 improvements, net...................................   (1,948)      (5,943)
                                                       -------      -------
  Net cash (used in) investing activities............   (1,948)      (5,943)
FINANCING ACTIVITIES
Sale of common stock.................................      169          --
Borrowings from Seagate Technology, net..............   (1,536)       4,355
                                                       -------      -------
  Net cash provided by (used in) financing
   activities........................................   (1,367)       4,355
Effect of exchange rate changes on cash..............      (38)          91
                                                       -------      -------
(Decrease) in cash...................................   (2,910)        (508)
Cash at the beginning of the period..................   12,085        7,595
                                                       -------      -------
Cash at the end of the period........................  $ 9,175      $ 7,087
                                                       =======      =======
SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest.............................  $    14      $   118
  Cash paid for income taxes.........................      991        1,203

         See notes to condensed consolidated financial statements.

                          SEAGATE SOFTWARE, INC.

           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               (UNAUDITED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION. The consolidated condensed financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes the disclosures included in the unaudited consolidated condensed financial statements, when read in conjunction with the consolidated financial statements of the Company as of June 27, 1997 and notes thereto, are adequate to make the information presented not misleading.

  The consolidated condensed financial statements reflect, in the opinion of management, all adjustments necessary to summarize fairly the consolidated financial position, results of operations and cash flows for such periods.

  The results of operations for the three months ended October 3, 1997 are not necessarily indicative of the results that may be expected for the entire year ending July 3, 1998.

  The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1997 was 52 weeks and ended on June 27, 1997 and fiscal 1998 will be 53 weeks and will end on July 3, 1998, with the first fiscal quarter having 14 weeks.

  RECENT ACCOUNTING PRONOUNCEMENT ON SOFTWARE REVENUE RECOGNITION. The Financial Accounting Standards Board recently approved the new American Institute of Certified Public Accountants Statement of Position ("SOP") on software revenue recognition. The new SOP will be effective for the Company beginning in fiscal year 1999. The Company is currently assessing the impact of the new SOP on its revenue recognition policies.

  NET LOSS PER SHARE. The net loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from common stock options and convertible preferred stock are excluded from the computation as their effect is antidilutive.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") which the Company is required to adopt in the fiscal quarter ending January 2, 1998. At that time, the Company will be required to change the method currently used to compute net income (loss) per share and to restate all prior periods. Under the new requirements for calculating primary net income (loss) per share, the dilutive effect of stock options will be excluded. If SFAS 128 had been effective for 1997, it would not have had an effect on the reported net loss per share as only the weighted average number of shares of common stock outstanding during the period was used in the calculation.

                          SEAGATE SOFTWARE, INC.

  ACCOUNTS RECEIVABLE.

  Accounts receivable are summarized below, in thousands:

                                                            OCTOBER 3, JUNE 27,
                                                               1997      1997
                                                            ---------- --------
       Accounts receivable................................   $ 32,210  $ 29,442
       Allowance for non-collection.......................     (1,336)   (1,270)
                                                             --------  --------
                                                             $ 30,874  $ 28,172
                                                             ========  ========

  INVENTORIES.

  Inventories are summarized below, in thousands:

                                                             OCTOBER 3, JUNE 27,
                                                                1997      1997
                                                             ---------- --------
       Raw materials.......................................   $    795  $  1,699
       Finished goods......................................      1,580     1,507
                                                              --------  --------
                                                              $  2,375  $  3,206
                                                              ========  ========

  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS.

  Property, equipment and leasehold improvements consisted of the following, in thousands:

                                                            OCTOBER 3, JUNE 27,
                                                               1997      1997
                                                            ---------- --------
       Property, equipment and leasehold improvements.....   $ 37,419  $ 36,437
       Allowance for depreciation and amortization........    (17,907)  (15,652)
                                                             --------  --------
                                                             $ 19,512  $ 20,785
                                                             ========  ========

  GOODWILL AND OTHER INTANGIBLES.

  Goodwill and other intangibles consisted of the following, in thousands:

                                                            OCTOBER 3, JUNE 27,
                                                               1997      1997
                                                            ---------- --------
       Goodwill...........................................   $ 46,200  $ 46,200
       Developed technology...............................     46,136    46,136
       Trademarks.........................................      9,972     9,972
       Assembled workforce................................      6,666     6,666
       Distribution network...............................      2,925     2,925
       Other intangibles..................................     12,853    12,853
                                                             --------  --------
                                                              124,752   124,752
       Accumulated amortization...........................    (57,023)  (49,446)
                                                             --------  --------
       Goodwill and other intangibles.....................   $ 67,729  $ 75,306
                                                             ========  ========

INCOME TAXES

  The effective tax rate used to record the benefit for income taxes for the quarter ended October 3, 1997 was 17% compared with a 1% effective tax rate for the comparable period last year. The effective tax rate used to record the benefit for each quarter was less than the statutory rate primarily from increases in the valuation allowance for deferred tax assets and the amortization of goodwill which is not deductible for tax purposes.

                          SEAGATE SOFTWARE, INC.

STOCKHOLDERS' EQUITY

  Shares authorized and outstanding are as follows:

                                                            SHARES OUTSTANDING
                                                           ---------------------
                                                           OCTOBER 3,  JUNE 27,
                                                              1997       1997
                                                           ---------- ----------
   Preferred stock, par value $.001 per share,
    73,000,000 shares authorized.......................... 54,633,333 54,633,333
   Common stock, par value $.001 per share,
    95,600,000 shares authorized..........................    122,697     83,355

RESTRUCTURING COSTS

  During fiscal year 1996, the Company recorded restructuring charges totaling $9,502,000 as a result of the acquisition of Arcada, a majority-owned subsidiary of Seagate Technology which was acquired in connection with Seagate Technology's merger with Conner. The restructuring charges were incurred for the reduction of personnel, write-off or write down of equipment, intangibles and other assets, closure of duplicate and excess facilities, attorneys and accountants fees, contract cancellations and other expenses. In connection with the restructuring, the Company expects a total workforce reduction of approximately 121 employees. Of that number, approximately 65 have been terminated as of October 3, 1997, and a certain number of employees have left the Company due to normal attrition.

  During fiscal year 1997, the Company recorded restructuring charges of approximately $2,524,000, which consisted of $3,481,000 resulting from NSMG's consolidation efforts, offset by an adjustment to reduce the 1996 restructuring by $957,000. The restructuring charges were incurred for the reduction of personnel, write-off or write down of equipment, intangibles and other assets, closure of duplicate and excess facilities and other expenses. In connection with such restructuring, the Company expected a total workforce reduction of approximately 109 employees. Of that number, approximately 100 have been terminated as of October 3, 1997, and a certain number of employees have left the Company due to normal attrition.

  The following table summarizes the Company's restructuring activity for the three months ended October 3, 1997 (in thousands):

                                                            EQUIPMENT,
                                      SEVERANCE            INTANGIBLES
                                         AND      EXCESS       AND
                                      BENEFITS  FACILITIES OTHER ASSETS TOTAL
                                      --------- ---------- ------------ ------
Reserve balances, June 27, 1997......   $480      $1,235      $1,414    $3,129
Cash charges.........................    (56)        (34)         (8)      (98)
Non-cash charges.....................    --          --         (553)     (553)
                                        ----      ------      ------    ------
Reserve balances, October 3, 1997....   $424      $1,201      $  853    $2,478
                                        ====      ======      ======    ======

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                              ADDITIONS
                                      --------------------------
                          BALANCE AT  CHARGED TO   CHARGED TO                  BALANCE AT
                         BEGINNING OF COSTS AND  OTHER ACCOUNTS- DEDUCTIONS-     END OF
    DESCRIPTION             PERIOD     EXPENSES     DESCRIBE      DESCRIBE       PERIOD
    -----------          ------------ ---------- --------------- -----------   ----------
YEAR ENDED JUNE 27,
 1997:
 Deducted from asset
  accounts:
  Allowance for doubtful
   accounts.............   $597,000   $1,522,000      $--         $849,000(1)  $1,270,000
                           ========   ==========      ====        ========     ==========
YEAR ENDED JUNE 28,
 1996:
 Deducted from asset
  accounts:
  Allowance for doubtful
   accounts.............   $405,000   $  408,000      $--         $216,000(2)  $  597,000
                           ========   ==========      ====        ========     ==========
YEAR ENDED JUNE 30,
 1995:
 Deducted from asset
  accounts:
  Allowance for doubtful
   accounts.............   $ 64,000   $  443,000      $--         $ 16,000(3)  $  491,000(4)
                           ========   ==========      ====        ========     ==========

--------
(1) $849,000 uncollectible accounts written off, net of recoveries.
(2) $216,000 uncollectible accounts written off, net of recoveries.
(3) $16,000 uncollectible accounts written off, net of recoveries.
(4) The ending balance of the allowance for doubtful accounts for the year ended June 30, 1995 does not agree to the beginning balance for the year ended June 28, 1996 due to the pooling with Arcada. See Basis of Presentations note to the Consolidated Financial Statements.

                            SEAGATE SOFTWARE, INC.

                               INDEX TO EXHIBITS

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                                                                NUMBER
 -------                                                             ----------
  2.1+    Restructuring and Contribution Agreement dated April 4,
          1996 among the Registrant, Seagate Technology, Inc., and
          Seagate Peripherals, Inc. and for purposes of Sections 3
          and 6 only: Seagate Technology International Holdings
          and Crystal Computer Services, Inc.
  2.2+    Exchange Agreement dated June 29, 1996 among the
          Registrant, Seagate Technology, Inc. and Seagate
          Peripherals, Inc.
  3.1+    Certificate of Incorporation of Registrant, as amended
  3.2+    Bylaws of Registrant, as amended
  4.1+    Voting Agreement dated December 26, 1996 among the
          Registrant, Seagate Software Information Management
          Group, Inc. and Seagate Technology International
          Holdings
 10.1+    1996 Stock Option Plan, as amended, form of Stock Option
          Agreement and form of Amendment to Stock Option
          Agreement
 10.2(A)+ Seagate Technology, Inc. Employee Stock Purchase Plan,
          as amended
 10.3+    Lease Agreement, dated December 27, 1994, between the
          Registrant and Clover Investments, Inc.
 10.4+    Lease Agreement, dated March 21, 1996 between the
          Registrant and 400 International Parkway Development
          Company
 10.5*    General Services Agreement dated June 28, 1997 between
          the Registrant and Seagate Technology, Inc.
 10.6+    Tax Allocation Agreement dated April 4, 1996 between the
          Registrant and Seagate Technology, Inc.
 10.7+    Intercompany Revolving Loan Agreement dated June 28,
          1996 between the Registrant and Seagate Technology,
          Inc.
 10.8+    Form of Indemnification Agreement entered into between
          the Registrant and its directors and officers
 10.9+    Support Agreement dated December 26, 1996 between the
          Registrant and Seagate Software Information Management
          Group, Inc.
 13.1+    Holistic Systems Ltd. (now Seagate Software Information
          Management Group Limited) Statements of Consolidated
          Profits and Cash Flows and Related Notes Year Ended 31
          March 1996
 21.1+    Subsidiaries of the Registrant
 24.1+    Power of Attorney (see page 27)
 27.1     Financial Data Schedule

--------
 * Confidential treatment has been requested for a portion of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

 +  Previously filed.
(A) Incorporated by reference to exhibits filed in connection with Seagate Technology's Registration Statement on Form S-8 (Reg. No. 33-56215) as declared effective by the Securities and Exchange Commission on November 16, 1994.